EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

April 21, 2016

by and among

Boyd Gaming Corporation,

BOYD TCII ACQUISITION, LLC

and

ALST CASINO HOLDCO, LLC

i

Article 4 REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		32

4.1	Corporate Organization	32
4.2	Due Authorization	33
4.3	No Conflict	33
4.4	Litigation and Proceedings	33
4.5	Governmental Authorities; Consents	34
4.6	Financial Ability	34
4.7	Ownership and Operations of Merger Sub	34
4.8	Brokers’ Fees	34
4.9	Solvency; Surviving Entity After the Merger	34
4.10	Licensability; Compliance with Gaming Laws	34

Article 5 Covenants of the Company		36

5.1	Conduct of Business	36
5.2	Inspection	38
5.3	HSR Act and Regulatory Approvals	38
5.4	Information Statement	39
5.5	No Solicitation	39
5.6	Certain Real Estate Matters	40
5.7	Company Benefit Plans	40

Article 6 COVENANTS OF ACQUIROR		41

6.1	HSR Act; Regulatory Approvals; Gaming Approvals; Real Property Transfer	41
6.2	Director and Officer Indemnification and Insurance	43
6.3	Employment Matters	44
6.4	Access to Books and Records	45
6.5	Payment of the Transaction Bonus Payments	46

Article 7 JOINT COVENANTS		46

7.1	Support of Transaction	46
7.2	Tax Matters	47
7.3	Changes in Circumstances	48

Article 8 CONDITIONS TO OBLIGATIONS		49

8.1	Conditions to Obligations of Acquiror, Merger Sub and the Company	49
8.2	Conditions to Obligations of Acquiror and Merger Sub	49
8.3	Conditions to the Obligations of the Company	50
8.4	Frustration of Closing Conditions	51

Article 9 Survival; Acknowledgments		51

9.1	Survival	51
9.2	Acknowledgements	51

ii

Article 10 TERMINATION/EFFECTIVENESS		53

10.1	Termination	53
10.2	Effect of Termination	55
10.3	Termination Fee	55

Article 11 MISCELLANEOUS		56

11.1	Waiver	56
11.2	Notices	56
11.3	Assignment	57
11.4	Rights of Third Parties	57
11.5	Expenses	57
11.6	Governing Law	58
11.7	Captions; Counterparts	58
11.8	Schedules and Exhibits	58
11.9	Entire Agreement	58
11.10	Amendments	58
11.11	Publicity	58
11.12	Severability	59
11.13	Jurisdiction	59
11.14	Enforcement	59
11.15	Waiver of Conflicts	60
11.16	No Recourse	60

Exhibits

Exhibit A –	Example Disbursement Schedule
Exhibit B –	Letter of Transmittal Terms

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of April 21, 2016, is entered into by and among Boyd Gaming Corporation, a Nevada corporation (“Acquiror”), Boyd TCII Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub”), and ALST Casino Holdco, LLC, a Delaware limited liability company (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors or Boards of Managers, as applicable, of Acquiror, Merger Sub and the Company have approved and declared advisable (i) the Merger (defined below) upon the terms and subject to the conditions of this Agreement and (ii) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, and evidence of such approval has been delivered to the Acquiror prior to or concurrently with the execution of this Agreement;

WHEREAS, the respective Boards of Directors of Acquiror, Merger Sub and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective companies;

WHEREAS, prior to or concurrently with the execution of this Agreement, the Company has delivered to Acquiror the written consent of Holders (defined below) holding not less than two-thirds (2/3) of the issued and outstanding Units (defined below) (other than Incentive Units (defined below)) approving and consenting to (i) the Merger, upon the terms and subject to the conditions of this Agreement and (ii) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby (the “Holder Approval”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article 1
CERTAIN DEFINITIONS

1.1     Definitions.

As used herein, the following terms shall have the following meanings:

“Acquisition Proposal” means (i) any merger, consolidation, joint venture, business combination, reorganization, recapitalization, share exchange, liquidation, dissolution or other similar transaction with the Company or AG LLC; (ii) any direct or indirect (including by any license or lease) sale, lease, exchange, transfer or other disposition of all or a substantial portion of the assets of the Company or AG LLC; (iii) any sale, issuance or exchange of any equity securities (including securities or instruments involving, settled by reference to, convertible into, or exchangeable or exercisable for equity securities) of either the Company or AG LLC; or (iv) any other transaction which could reasonably be expected to (a) materially conflict with, materially impede, materially interfere with, prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Transaction Documents, or (b) have an adverse effect on the prospects for antitrust clearance or regulatory approval of the transactions contemplated by this Agreement and the Transaction Documents in any jurisdiction.

“Action” means any claim, action, suit, audit, assessment, arbitration, or any proceeding, in each case, that is by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Base Amount” means $400,000,000.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Las Vegas, Nevada are authorized or required by Law to close.

“Closing Date Indebtedness” means the Indebtedness of the Company and AG LLC that remains unpaid as of immediately prior to Closing, including Indebtedness outstanding pursuant to that certain Credit Agreement, dated as of November 1, 2011, by and among the Company, AG LLC, the lenders named therein and Wilmington Trust, National Association or any refinancing thereof not prohibited hereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means the Company and AG LLC.

“Company IP” means Intellectual Property owned, used, held for use or practiced by the Company and/or AG LLC, including any Intellectual Property incorporated into or otherwise used, held for use or practiced in connection with any Company Offering.

“Company IT Systems” means the hardware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, and software, data bases, and data used with, or included or incorporated into any of the foregoing, owned, leased or licensed by the Company.

“Company Offerings” means any and all products or services offered, licensed, provided, sold or distributed by or for the Company and/or AG LLC.

“Company SEC Documents” means, collectively, all documents and reports filed or furnished by the Company with the SEC since November 11, 2011 through the date immediately prior to the date of this Agreement, but excluding any “risk factors” or similar statements in any such filings that are cautionary, predictive or forward-looking in nature.

“Company Software” means all Software owned by or developed by or for the Company and/or AG LLC.

“Contracts” means any legally binding written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other enforceable arrangement, understanding, undertaking or obligation.

“Copyleft License” means any license of Intellectual Property that provides that, as a condition to the use, modification, or distribution of such licensed Intellectual Property, that such licensed Intellectual Property, or any other Intellectual Property that is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property, be licensed, distributed, or otherwise made available: (i)  in a form other than binary or object code (e.g., in source code form); (ii)  under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (iii) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Corrupt Practices Laws” means the Foreign Corrupt Practices Act of 1977 of the United States of America (Pub. L. No. 95-213 §§ 101-104 et seq.).

“Disbursement Schedule” has the meaning specified in Section 2.6(a). The form of the Disbursement Schedule is attached hereto as Exhibit A, with such changes thereto as may be reasonably agreed by the parties.

“Environmental Laws” means any and all foreign, U.S. federal, provincial, state or local laws, statutes, ordinances, rules, or regulations relating to pollution, or the protection of the environment, and the use, handling, storage, emission, disposal, transport or release of Hazardous Materials as in effect on and as interpreted as of the date hereof.

“Equity Incentive Plan” means the Company’s 2011 Equity Plan.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company and that, together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Foreign Official” means (a) any officer or employee of (i) any foreign government, (ii) any department, agency, ministry or instrumentality (including wholly- or majority-state-owned or controlled enterprises), of any foreign government, (iii) any public international organization, or (iv) any foreign political party, (b) any candidate for foreign political office, or (c) any person acting in an official capacity for or on behalf of any other Foreign Official.

“GAAP” means U.S. generally accepted accounting principles in effect from time to time.

“Gaming Approvals” means (i) an approval by the Gaming Authorities of the change in control of the Company and AG LLC, and (ii) a finding by the Gaming Authorities that Acquiror is suitable to own the outstanding equity interests of the Surviving Company following the Merger as contemplated and upon the terms set forth in this Agreement.

“Gaming Authorities” means, collectively, (i) the Nevada Gaming Commission and (ii) the Nevada State Gaming Control Board.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule or regulation governing or relating to the ownership of a Person and the current gambling, gaming or casino activities and operations of such Person or any such Person’s Affiliates, in each case, as amended from time to time.

“Gaming Licenses” means all Permits, including any condition or limitation placed thereon, that are necessary for a Person or its Affiliates to own and operate its gaming facilities and related amenities under the applicable Gaming Laws.

“Governmental Authority” means any applicable federal, state, provincial, territorial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, ministry, agency or instrumentality, court or tribunal, in each case having jurisdiction with respect to a particular matter.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance, mixture, or waste that is listed, regulated, designated or otherwise defined as “hazardous,” “dangerous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holders” mean all Persons who hold one or more Units immediately prior to the Effective Time.

“Holder Parties” means the Holders, their respective Affiliates, and each of their respective members, partners, equity holders, officers, directors, managers, employees, agents, attorneys, Affiliates, accountants, investment bankers, advisors, financing sources, and other representatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” has the meaning set forth in clause 1 of Schedule 8.1(a).

“HSR Authorities” means the U.S. Federal Trade Commission and the U.S. Department of Justice.

“Incentive Units” means the non-voting Incentive Units granted pursuant to the Equity Incentive Plan.

“Indebtedness” means, with respect to any Person, without duplication, (a) the principal, accrued and unpaid interest, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or any indebtedness or other monetary obligations to trade creditors of such Person and all other accrued current liabilities of such Person), (c) all obligations under leases which must be, in accordance with GAAP as in effect on the date of this Agreement, recorded as capital leases in respect of which such Person is liable as lessee (it being understood, for the avoidance of doubt, that obligations under operating leases shall not constitute Indebtedness), (d) all net obligations of such Person in respect of swaps or other hedging agreements, (e) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities, (f) all obligations of the type referred to in clauses (a) through (e) of any other Person the payment of which such Person is liable as obligor, guarantor, or surety (but only to the extent such Person is found to be liable as an obligor, guarantor, or surety), and (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any property or asset of such Person, whether or not such obligation is assumed by such Person (but only to the extent of the value of the property or asset that is subject to the Lien).

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all rights in or to the following worldwide: (a) patents and patent applications, utility models and applications for utility models, and all continuations, continuations-in-part, divisionals, provisionals, reissues, reexaminations, substitutes, renewals, and extensions of any of the foregoing, and inventions (whether or not patentable), processes, discoveries, and know-how; (b) trademarks, service marks, trade names, trade dress, logos, corporate names, whether registered or unregistered, together with applications and registrations for any of the foregoing, and all goodwill associated therewith; (c) Internet domain names and uniform resource locators, together with any and all registrations and applications for registrations thereof; (d) copyrights, moral rights and all other corresponding rights, including in and to databases, Software and other original works of authorship in copyrightable works, whether registered or unregistered, and any and all applications and registrations for the foregoing; and (e) Proprietary Information material to the conduct of the business of the Company and AG LLC.

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property.

“Law” means any statute, law (including common law), ordinance, rule, by-law, regulation or Governmental Order, in each case, of any applicable Governmental Authority.

“Liability” and “Liabilities” mean any and all debts and liabilities, whether known or unknown, accrued or fixed, absolute, contingent or otherwise, matured or unmatured, due or to become due, determined or determinable, including without limitation, (a) those arising under any applicable Law, and (b) those arising under any Contract.

“Licensed IP” means Company IP that is not Owned IP.

“Lien” means any mortgage, deed of trust, pledge, encumbrance, exclusive Intellectual Property License or security interest.

“Material Adverse Effect” means any state of facts, event, change, occurrence or effect (each an “Effect“), that is or is reasonably expected to be materially adverse in relation to the business, condition (financial or otherwise), liabilities, assets, properties or results of operations of the Company and AG LLC, taken as a whole; provided, that the following (or the effect of any of the following), alone or in combination, shall not be taken into account in determining whether a Material Adverse Effect shall have occurred (i) any national, international or any foreign or domestic regional economic, financial, social, military or political conditions (including changes therein) or events in general, including the results of any primary or general elections; (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof); (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index; (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof; (v) changes in the industries in which the Company and AG LLC operate; (vi) any change in, or failure of the Company and/or AG LLC to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company and/or AG LLC for any period, including with respect to revenue, earnings, cash flow or cash position (but not the underlying causes thereof); (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war; (viii) the existence, occurrence or continuation of any force majeure events, including earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity or any man-made disaster; (ix) any changes in the public perception of the gaming industry or gaming in general; (x) any increase in competition in the gaming industry, including the issuances of new gaming licenses or new gaming activities, such as internet gaming, (xii) the public announcement of the transactions contemplated by this Agreement, including, the identity of the parties hereto or any of their respective Affiliates (including their ability to obtain the Gaming Approvals), representatives or financing sources; (xi) the taking of any action expressly required by this Agreement; (xii) any actions taken at the express request of Acquiror or Merger Sub; (xiii) any actions taken by Acquiror, Merger Sub or any of their respective Affiliates or any of their respective representatives or financing sources after the date hereof, other than any actions (x) required by or permitted under this Agreement or taken to enforce any rights or exercise any remedies under this Agreement, or (y) taken in connection with the operation of the business of Acquiror in the ordinary course (without material breach of this Agreement); (xiv) any casualty loss to the assets of the Company Group, to the extent such Loss is remedied in full and any assets that have been damaged shall have been restored to the same condition as such assets existed prior to such damage at the sole cost and expense of the Holders without any adverse cost or effect to or on the Company, its business or operations, or financial condition; (xv) any matters to the sole extent disclosed in the Schedules as of the date of this Agreement (without regard to any updating of the Schedules); provided, that any Effect described in clauses (i), (ii), (iii), (iv) and (v) may be taken into account to the extent that the Company and AG LLC are disproportionately affected thereby relative to other peers of the Company and AG LLC in the same industries in which the Company and AG LLC operate (but only the disproportionate effect shall be considered). For the avoidance of doubt, clause (xiv) above shall not create any affirmative obligation on the Holders to remedy any such casualty loss.

“Nevada Gaming Approvals” means the approvals set forth in clause 2(a) and (b) of Schedule 8.1(a).

“Nevada Gaming Authorities” means, collectively, (i) the Nevada Gaming Commission, and (ii) the Nevada State Gaming Control Board.

“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Company and/or AG LLC a non-exclusive license to download or use generally commercially available, Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis; and (ii) the Contract does not require the Company and AG LLC to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $75,000 or ongoing subscription or service fees of no more than $75,000 per year; and (iii) the Contract is not a license for Open Source Software.

“Open Source Software” means any Software that is licensed, provided or distributed under any Copyleft License.

“Owned IP” means (i) all Registered Intellectual Property and (ii) all other Company IP that are owned or purported to be owned by, or subject to an obligation to be assigned to, the Company and/or AG LLC.

“Owned Real Property” means all right, title and interest of the Company and AG LLC in the real property set forth on Schedule 1.1(a), together with all buildings, structures, fixtures and improvements erected thereon, and all rights, privileges, easements, licenses and other appurtenances relating thereto.

“PCI Standards” means the security standards for the protection of payment card data with which payment card companies require merchants to comply, including, but not limited to, the Payment Card Industry Data Security Standards currently in effect and as may be updated from time to time.

“Permits” means all permits, licenses, certificates of authority, authorizations, and registrations issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) all statutory or other Liens for Taxes which are not yet delinquent or the validity or amount of which are being diligently contested in good faith by appropriate proceedings and for which, in each case, adequate reserves have been maintained in accordance with GAAP, (ii) all cashiers’, landlords’, workmens’, repairmens’, mechanics’, warehousemens’ and carriers’ Liens and other similar Liens imposed by Law, incurred in the ordinary course of business for amounts not yet due and payable or the validity or amount of which is being diligently contested in good faith by appropriate proceedings, (iii) other than with respect to Owned Real Property, all pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iv)  other than with respect to Owned Real Property, all purchase money Liens set forth on Schedule 1.1, (v) all leases, subleases, licenses or sublicenses set forth in the Disclosure Schedules (without regard to any updating) as of the date of this Agreement, (vi) all zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities affecting real property as of the date of this Agreement, (vii) all covenants, conditions, restrictions, easements, charges, rights-of-way, defects or imperfections of title and other similar encumbrances affecting real property which do not materially interfere with the present use of any of the properties or assets of the Company or AG LLC, (viii) all matters shown in any title reports or title policies made available to Acquiror on or prior to the date of this Agreement and all facts shown on any surveys made available to Acquiror on or prior to the date of this Agreement, (ix) encumbrances in favor of a bank or other financial institution encumbering deposits or other funds maintained with a bank or other financial institution, (x) encumbrances pursuant to the various declarations of covenants, conditions, and restrictions and reservations of easements or similar documents applicable to the Company, AG LLC or the Owned Real Property as of the date of this Agreement, (xi) encumbrances that will be terminated at or prior to the Closing, (xii) encumbrances arising out of, under or in connection with applicable securities Laws or custodial arrangements with custodians of securities, and (xiv) those items set forth on Schedule 1.1(b).

“Person” means any individual, firm, company, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Data” means information that can be used to identify an individual or a device, either alone or when combined with other personal or identifying information that is linked or linkable to a specific individual, including, but not limited to, name, address, telephone number, email address, username and password, photograph, or government-issued identifier, in each case, that is collected by or on behalf of the Company or AG LLC and that the Company or AG LLC is required to keep confidential under applicable Law.

“Pre-Closing Tax Liability” means all liabilities for Taxes of the Company and AG LLC attributable to taxable periods (or portions thereof) ending the end of the day immediately preceding Closing Date (for the avoidance of doubt, Pre-Closing Tax Liability shall not include liability for any Transfer Taxes, which Transfer Taxes shall be borne solely by Acquiror).

“Proprietary Information” means information and materials not generally known to the public, including trade secrets, knowhow, confidential marketing and other confidential and proprietary information, excluding any Personal Data.

“Proscribed Act” means, in respect of any Person, any of the following: (a) the making, offering or authorization (including acquiescence) for the making or offering of any gift, payment, revenue, promise, profit participation or other advantage, whether directly or indirectly (through any other Person), to or for the use or benefit of any Proscribed Person in violation of any Corrupt Practices Laws; (b) either knowingly, or without conducting reasonable due diligence, entering into any contract with a Proscribed Person in connection with or related to this Agreement or the transactions contemplated hereby; (c) defrauding, or attempting or conspiring to defraud, the applicable U.S. Governmental Authority in connection with or related to this Agreement or the transactions contemplated hereby; or (d) failing to notify the applicable U.S. Governmental Authority reasonably promptly when a Proscribed Person solicits any direct or indirect contract or other benefit from such Person in connection with this Contract or the transactions contemplated hereby.

“Proscribed Person” means (a) any public official of any public authority in the United States, (b) any political party or political party official or candidate for office, and (c) any Person acting on behalf of or for the benefit any of the foregoing.

“Regulatory Consent Authorities” means the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, the Gaming Authorities, the City of North Las Vegas, and each other similar Governmental Authority whose consent or clearance is required in order to consummate the Merger.

“Representatives” means, with respect to a party, its Affiliates, members, directors, officers, employees, advisors, agents or other representatives.

“Schedules” means the schedules setting forth certain disclosures of the Company, or qualifications or exceptions to the Company’s representations or warranties set forth in Article 3, which schedules are delivered simultaneously with the execution and delivery of this Agreement and may be supplemented in accordance with Section (h) hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Software” means all (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases (excluding data contained therein), (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Subsidiary” means, with respect to a specified Person, a non-natural Person of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.

“Tax” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, in each case, whether disputed or not.

“Tax Matters Member” shall have the meaning set forth in the Amended and Restated Operating Agreement of the Company, effective as of November 1, 2011, among the Company and its Members.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement, document or form filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“Taxing Authority” means any legislature, agency, bureau, branch, department, division, regulatory authority, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers authorized to impose any Tax.

“Title Insurer” means Fidelity National Title Insurance Company.

“Transaction Bonus Payments” means, collectively, any payments payable by the Company or AG LLC, whether before, on, or after the Closing Date, pursuant to each of the Contracts set forth on Schedule 1.1(c) (as they may be amended from time to time as permitted hereunder) upon a “Change of Control” (as such term is defined therein), including, any “Salary Termination Payment” (as such term is defined therein) and any “LTI Payment” (as such term is defined therein).

“Transaction Documents” means, collectively, this Agreement and the certificates to be delivered at the Closing pursuant to Section 8.2(b) and Section 8.3(e).

“Transaction Expenses” means any and all fees, expenses and amounts payable by the Company and AG LLC in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including any fees, expenses and amount payable to its accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement, the Transaction Documents or any of the transactions contemplated hereby and thereby, and any and all amounts payable to any employee as a result of any “change of control,” severance, termination or similar payment that is triggered as a result of the transactions contemplated by this Agreement, including any Transaction Bonus Payment and any amounts payable by the Company or AG LLC, as a result of the termination of any employment agreement of the Company or AG LLC or to the extent resulting from their respective actions taken to satisfy the condition to Closing set forth in Section 8.2(d) .

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees, including any real property or leasehold interest transfer or gains tax and any similar Tax.

“Treasury Regulations” means the regulations promulgated under the Code, including Temporary Regulations.

“Units” shall have the meaning set forth in the Amended and Restated Operating Agreement of the Company, effective as of November 1, 2011, among the Company and its Members.

“Willful Breach” means, in respect of a party, a deliberate act (or failure to act) taken with the intention or knowledge of such party that such act (or failure to act) constitutes, or would reasonably be expected to constitute, or result in, a breach of this Agreement.

Each capitalized term listed below is defined in the corresponding page of this Agreement:

Term	Page

Acquiror	1
Acquiror Cure Period	54
Affiliate Agreement	29
AG LLC	17
Agreement	1
Akin Gump	60
Certificate of Formation	13
Certificate of Merger	13
Closing	12
Closing Date	13
COBRA	23
Company	1
Company Benefit Plan	22
Company Cure Period	54
Company Leases	27
Company Organizational Documents	17
Company Required SEC Reports	19
Confidentiality Agreement	58
Constituent Entities	12
Continuing Employees	45
Covered Matters	53
Delaware Secretary of State	13
Disbursement Schedule	14
DLLCA	12
Effect	5
Effective Time	13
Environmental Permits	30
ERISA	22
Financial Statements	18
Holder Approval	1
Improvements	27
Incentive Unit Distribution Amount	15
Information Statement	39
Letter of Transmittal	15
Licensed Parties	35
Material Contract	21
Material Permits	20
Merger	12
Merger Consideration	14
Merger Fund	15
Merger Sub	1
Other Confidential Information	32

Paying Agent	15
Pre-Closing Tax Refund	49
Purchase Price Allocation	16
Qualified Plan	41
Registered Intellectual Property	29
Regulatory Failure	56
Related Party	61
Rent Roll	27
Schedule Supplement	49
Securities Act	19
SOX	19
Specified Holder	15
Specified Transaction Expenses	48
Sponsor Manager	43
Straddle Period	48
Surviving Entity	12
Surviving Provisions	55
Terminating Acquiror Breach	54
Terminating Company Breach	53
Termination Date	54
Termination Fee	56
Unit Distribution Amount	15
WARN Act	25
Withholding Amount	16

1.2     Construction.

(a)     Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the term “dollar” or “$” means lawful currency of the United States.

(b)     Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)     Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation; provided, however, that, for the purposes of determining a breach or inaccuracy in the representations and warranties set forth herein with respect to any violation or alleged violation of any Laws, rules and regulations, a breach thereof or inaccuracy therein shall only be determined to exist if a breach or inaccuracy existed both under such Laws, rules and regulations, as amended or replaced and under such Laws, rules and regulations as in effect at the time of such violation or alleged violation and, in each case, only such Laws, rules and regulations as to which the Governmental Authority that enacted or promulgated such Laws, rules and regulations has jurisdiction over such Person, thing or matter as determined under the Laws, rules and regulations of the United States as required to be applied thereunder by a state or federal court sitting in New York, New York.

(d)     The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)     Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)     All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

1.3     Knowledge. As used herein, the phrase “knowledge” of any Person shall mean (a) in the case of the Company or AG LLC, the actual knowledge of Terry Downey, Robert Schaffhauser, Neil Friedman, Michelle Huntzinger, Richard Danzak, and Timothy Williams without any duty of investigation or inquiry, (b) in the case of Acquiror and Merger Sub, the actual knowledge of Keith Smith, Josh Hirsberg and Brian Larson without any duty of investigation or inquiry, and (c) in the case of all other Persons who are not natural persons, such Person’s executive officers.

Article 2
THE MERGER; CLOSING

2.1     The Merger.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Entities”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving entity (the “Merger”). The Merger shall be consummated (i) in accordance with the terms and subject to the conditions in this Agreement, and in accordance with the Limited Liability Company Act of the State of Delaware (as amended) (the “DLLCA”) and (ii) as of the Effective Time.

(b)     Upon consummation of the Merger, the separate existence of Merger Sub shall cease and the Company, as the surviving entity of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Entity”), shall continue its existence under the DLLCA as a wholly owned direct subsidiary of Acquiror. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DLLCA.

2.2     Effects of the Merger. At and after the Effective Time: (a) the Surviving Entity shall thereupon and thereafter possess all of the rights, privileges and powers of the Constituent Entities; (b) all rights, privileges and powers of each Constituent Entity, and all property, real, personal and mixed, and all debts due to each such Constituent Entity, on whatever account, and all causes of action belonging to each such company, shall become vested in the Surviving Entity; (c) all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Entity as they are of the Constituent Entities; and (d) the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Entities shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Entity shall be preserved unimpaired and shall thereafter attach to the Surviving Entity and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DLLCA.

2.3     Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York 10036 commencing at 10:00 a.m. (prevailing Eastern Time) on the date which is three (3) Business Days after the date on which all conditions set forth in Article 8 of this Agreement shall have been satisfied or waived (to the extent legally permissible) by the appropriate party (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent legally permissible) of those conditions) or such other time and place as Acquiror and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver (to the extent legally permissible) by the appropriate party of all of the conditions set forth in Article 8 of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being referred to as the “Effective Time”); provided, that, notwithstanding the Effective Time set forth in the Certificate of Merger or the time the Closing occurs on the Closing Date, for tax and accounting purposes relating to business operations (but not the items described in Section 7.2(e)), the Closing shall be deemed to have occurred at 12:01 a.m. (prevailing Eastern Time) on the Closing Date. All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.4     Certificate of Formation and Operating Agreement; Officers and Managers.

(a)     Certificate of Formation. As of the Effective Time, the certificate of formation of the Company, as amended by the Certificate of Merger, in form and substance reasonably agreed by the parties, shall be the certificate of formation of the Surviving Entity (the “Certificate of Formation”) until thereafter changed or amended as provided therein or by applicable Law. The name of the Surviving Entity as of the Effective Time shall be determined by Acquiror, and Acquiror shall notify the Company of the same no less than two (2) Business Days prior to the Closing.

(b)     Operating Agreement. The operating agreement of the Company, as amended and restated in form and substance reasonably agreed by the parties, shall be the operating agreement of the Surviving Entity after the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

(c)     Managers and Officers. The managers of Merger Sub immediately prior to the Effective Time shall be the initial managers of the Surviving Entity and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, each to hold office in accordance with the operating agreement of the Surviving Entity and the DLLCA.

2.5     Effect on Units. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror or Merger Sub, or any holder of Units in the capital of, Acquiror or Merger Sub, each of the following shall occur:

(a)     Units. At the Effective Time, (i) each Unit issued and outstanding immediately prior to the Effective Time that is not an Incentive Unit shall be cancelled and shall be converted automatically into the right to receive the Unit Distribution Amount, without any interest thereon and (ii) each Incentive Unit issued and outstanding immediately prior to the Effective Time shall be cancelled and shall be converted automatically into the right to receive the Incentive Unit Distribution Amount, without any interest thereon. As of the Effective Time, all Units issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, the register of members of the Company will be amended accordingly, and the Holders of such Units shall cease to have any rights with respect to such Units, except for the right to receive, with respect to each such Units, the applicable Unit Distribution Amount or Incentive Unit Distribution Amount, without interest.

(b)     Merger Sub Membership Units. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each membership unit of Merger Sub shall be converted into one validly issued, fully paid and nonassessable membership unit in the Surviving Entity with the same rights, powers and privileges as the membership unit so converted, and the register of members of the Surviving Entity will be amended accordingly. Any certificate of Merger Sub evidencing ownership of any such membership unit will from and after the Effective Time evidence ownership of membership units of the Surviving Entity.

2.6     Merger Consideration.

(a)     The aggregate consideration to be paid by Acquiror and Merger Sub in connection with the Merger for the benefit of Holders shall be an amount equal to (i) the Base Amount minus (ii) the Closing Date Indebtedness (as set forth on the Disbursement Schedule) minus (iii) any Transaction Expenses (such amount, the “Merger Consideration”) and such consideration shall be paid on the Closing Date in accordance with Section 2.7.

(b)     At least five (5) Business Days, but not more than ten (10) Business Days, prior to the anticipated Closing Date, the Company shall prepare and deliver to Acquiror a written statement certified by the chief financial officer of the Company setting forth a schedule (the “Disbursement Schedule”), which shall set forth the Company’s good faith determination of each of the following (any such amounts that are estimates to be updated and adjusted, if necessary, in accordance with the last sentence of this Section 2.6(b)): (i) the Closing Date Indebtedness (as of the anticipated Closing Date) and wire transfer instructions for the account or accounts into which repayment of such Indebtedness shall be made, in accordance with one or more pay-off letters in customary form delivered therewith (such pay-off letters shall include a release of all Liens and guarantees in connection with such repaid Indebtedness), (ii) any Transaction Expenses, (iii) the resulting calculation of the Merger Consideration and the Paying Agent’s wire transfer instructions for the account into which payment of such amount shall be made, and (iv) the portion of the Merger Consideration payable to each Holder. The Disbursement Schedule shall, to the extent necessary, be updated by the Company from time to time prior to the Closing to reflect any changes therein of which the Company becomes aware.

(c)     After delivery of the Disbursement Schedule, the Company shall, and shall cause AG LLC to, (i) reasonably assist Acquiror and its Representatives in Acquiror’s review of the Disbursement Schedule, and (ii) give Acquiror reasonable access to and copies of the books and records of the Company and AG LLC and reasonable access to relevant personnel thereof (including any auditors or accountants) for the purpose of reviewing the Disbursement Schedule. Such access rights shall be exercised during normal business hours, upon reasonable prior notice and in a manner that does not unreasonably interfere with the operations of the Company and AG LLC. The Company shall consider in good faith any comments on the Disbursement Schedule submitted by Acquiror; provided, however, that to the extent the Company does not reflect any of Acquiror’s comments on the Disbursement Schedule, the Company shall provide a good faith response of its rationale for not including such comments, which response shall be delivered to the Acquiror at least one (1) Business Day prior to the Closing. To the extent the Company updates the Disbursement Schedule in response thereto, such updated version shall be delivered to Acquiror at least one (1) Business Day Date prior to the Closing, and the most recently updated Disbursement Schedule shall constitute the Disbursement Schedule for all purposes of this Agreement and the other Transaction Documents.

2.7     Payment of Closing Date Merger Consideration. At the Closing, Acquiror shall (a) pay the Merger Consideration by wire transfer of immediately available funds, in accordance with the instructions set forth on the Disbursement Schedule and without any further withholding or deductions, in trust to such bank or trust company mutually agreed between Acquiror and the Company prior to the Closing (the “Paying Agent”) as agent for the Holders for distribution to the Holders, including Specified Holders, in each case pursuant to Section 2.8 (any portion of such amount, while held in trust by the Paying Agent, the “Merger Fund”) and (b) repay the Closing Date Indebtedness in accordance with the pay-off letters delivered pursuant to Section 2.6.

2.8     Merger Fund; Letters of Transmittal.

(a)     To the extent not distributed to the Holders by the Company prior to the Effective Time, as soon as reasonably practicable after the Effective Time, the Surviving Entity shall cause the Paying Agent to mail to each Holder a letter of transmittal (in form reasonably satisfactory to the parties, and in substance in accordance with Exhibit B, including the acknowledgements, representations and release of claims set forth therein), with such changes therein as may be reasonably required by the Paying Agent, the “Letter of Transmittal”), to be completed, executed and delivered by such Holder to receive such Holder’s portion of the Merger Fund. Upon proper completion, execution and delivery by a record Holder to the Paying Agent of a Letter of Transmittal and all other documentation required by the Letter of Transmittal, such Holder shall be entitled to receive, in exchange for each of its Units, its respective portion of the Merger Consideration in accordance with the distribution mechanics set forth in the Company’s Amended and Restated Operating Agreement as described in Section 2.8(b) below.

(b)     On or as promptly as practicable after the Closing, the Paying Agent shall distribute their respective portions of the Merger Consideration to the Holders that have properly completed, executed and delivered to Acquiror, with a copy to the Paying Agent, a Letter of Transmittal and all other documentation required by the Letter of Transmittal (i) first to Holders of Units other than Incentive Units (each such Holder, a “Specified Holder”) in accordance with the distribution mechanics set forth in Section 6.1(b)(i) of Company’s Amended and Restated Operating Agreement, and then (ii) to all Holders of Units (including Incentive Units) in accordance with the distribution mechanics set forth in Section 6.1(b)(ii) of Company’s Amended and Restated Operating Agreement; provided that in the event any Specified Holder has not delivered a Letter of Transmittal in accordance with Section 2.8(a), the Paying Agent shall retain any amount that would be payable to such Specified Holder until such time as it has received a Letter of Transmittal in accordance with Section 2.8(a), and such amount shall not be available for distribution pursuant to Section 2.8(b)(ii). Pending distribution of the Merger Consideration, the Merger Fund shall be held by the Paying Agent in trust, uninvested in cash, for the benefit of the Holders and shall not be used for any other purposes. Nothing contained herein shall diminish the rights of any Holder to receive its portion of the Merger Consideration as provided herein. The amount payable in respect of each Incentive Unit pursuant to this Section 2.8 is sometimes referred to herein as the “Incentive Unit Distribution Amount”, and the amount payable in respect of each Unit that is not an Incentive Unit pursuant to this Section 2.8 is sometimes referred to herein as the “Unit Distribution Amount.”

(c)     If payment is to be made to a Person other than the record Holder, it shall be a condition to such payment that the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment being made to a Person other than the record Holder or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)     After the Effective Time, there shall be no further transfers recorded in the register of members of the Surviving Entity of Units that were outstanding immediately prior to the Effective Time.

(e)     If any cash deposited with the Paying Agent for purposes of payment of the consideration in exchange for Units in accordance with this Section 2.8 remains unclaimed for two (2) years after the Effective Time, such cash shall be returned to Acquiror or its designee automatically, and any Holder of Units who has not complied with the procedures set forth herein and in the Letter of Transmittal shall thereafter look only to the Surviving Entity for payment of such amount, without interest. Any amounts remaining unclaimed by Holders after five (5) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Entity, free and clear of any claims or interests of any Person previously entitled thereto.

(f)     No dividends or other distributions with respect to shares in the capital of the Surviving Entity with a record date after the Effective Time shall be paid with respect to Units.

2.9     Withholding. Notwithstanding anything in this Agreement to the contrary, any payment to a Holder in respect of Units shall be reduced by the applicable amount of withholding for Tax purposes that is required by Law (the “Withholding Amount”), which Withholding Amount shall be remitted by the applicable withholding agent to the IRS or other appropriate Taxing Authority; provided, however, that absent a change in Law, no withholding on account of Taxes shall be performed by Acquiror, Merger Sub, the Surviving Entity or the Paying Agent in respect of any payment to a Holder in respect of such Holders Units that are not Incentive Units if Acquiror receives such Holders Letter of Transmittal containing both (x) (i) a duly completed and validly executed Non-Foreign Affidavit in the form attached as Schedule 2.9 and (ii) a duly completed and validly executed IRS Form W-9, in each case, with respect to such Holder. Any such Withholding Amount shall be treated for all purposes hereunder as having been paid to the Holder with respect to whom such Withholding Amount was deducted and withheld if it is timely paid to the appropriate Governmental Authority.

2.10   Allocation of Purchase Price. Within ninety (90) days after the Closing Date, Acquiror shall prepare and cause to be delivered to the Tax Matters Member an allocation (the “Purchase Price Allocation”) of the consideration delivered pursuant to this Agreement (and all other capitalized costs) among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder (and any similar provision of state, local, or other applicable Law, as appropriate). Acquiror will give the Tax Matters Member reasonable opportunity to review and comment on the Purchase Price Allocation and Acquiror will consider in good faith any comments that the Tax Matters Member has with respect to the Purchase Price Allocation. Acquiror, the Holders and their respective Affiliates shall report, act and file any Tax Returns (including, but not limited to IRS Form 8594) in all respects and for all purposes consistent with such Purchase Price Allocation prepared by Acquiror. The Tax Matters Member shall reasonably discuss and consult with Acquiror on the timely and proper preparation, execution, filing and delivery of all such documents, forms and other information as Acquiror shall reasonably request to prepare such Purchase Price Allocation. Neither Acquiror, the Holders nor their Affiliates shall take any position (whether on any Tax Returns, in any Action relating to Taxes, or otherwise) that is inconsistent with such Purchase Price Allocation, unless required to do so by applicable Law.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements”) or the Schedules to this Agreement, the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement and as of the Closing Date as follows:

3.1     Organization of the Company. The Company has been duly formed and is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own or lease its properties and assets and to conduct its business as it is now being conducted. The copies of the Company’s amended and restated certificate of formation and amended and restated operating agreement (collectively, the “Company Organizational Documents”) previously delivered or made available by the Company to Acquiror or its agents or representatives are true, correct and complete, in each case, as amended to the date of this Agreement. The Company is duly licensed or qualified and in good standing as a foreign limited liability company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2     Subsidiaries. Aliante Gaming LLC (“AG LLC”) is the Company’s sole Subsidiary. AG LLC has been duly formed and is validly existing under the laws of the State of Nevada and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted. The Company has made available to Acquiror, or its agents or representatives, true, correct and complete copies of AG LLC’s certificate of formation and operating agreement, in each case, as amended to the date of this Agreement. AG LLC is duly licensed or qualified and in good standing as a foreign limited liability company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

3.3     Due Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and (subject to the approvals described in Section 3.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by (i) the board of managers of the Company and (ii) the Holders holding not less than two-thirds (2/3) of the issued and outstanding Units (other than Incentive Units). This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.4     No Conflict. Except as set forth on Schedule 3.4, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5 or on Schedule 4.5, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (i) violate any material provision of, or result in the material breach of, any applicable Law or any Material Contract, (ii) violate any provision of, or result in the breach of, the Company Organizational Documents or the organizational documents of AG LLC, (iii) terminate or result in the termination of any Material Contract, (iv) result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or material assets of the Company or AG LLC, or (v) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien (other than a Permitted Lien) or result in a violation or revocation of any required Permit from any Governmental Authority or other Person.

3.5     Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act as described on Schedule 3.5; (b) the Gaming Approvals described on Schedule 3.5; (c) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company Group; (d) as otherwise disclosed on Schedule 3.5; (e) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including the filing of the Information Statement; and (f) the filing of the Certificate of Merger on the Closing Date in accordance with the DLLCA.

3.6     Capitalization.

(a)     There are 432,213 Units (other than Incentive Units) issued and outstanding and 1,000 Incentive Units issued and outstanding, which together represent all of the issued and outstanding membership interests of the Company. All of the issued and outstanding Units and Incentive Units are duly authorized, validly issued, fully-paid, non-assessable and free of preemptive rights. There are no outstanding (i) securities convertible into or exchangeable for membership interests of the Company, (ii) options, warrants, calls or other rights to purchase or subscribe for membership interests of the Company or (iii) Contracts of any kind to which the Company or AG LLC is party to requiring the issuance after the date hereof of (A) any membership interests of the Company, (B) any convertible or exchangeable security of the type referred to in clause (i), or (C) any options, warrants, calls or rights of the type referred to in clause (ii).

(b)     There are no outstanding contractual obligations of the Company or AG LLC to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or AG LLC. Except as set forth on Schedule 3.6(b), neither the Company nor AG LLC is a party to any operating agreement, voting agreement, limited liability company agreement or registration rights agreement relating to the Units or any other equity interests of the Company or AG LLC.

(c)     The Company owns of record and beneficially all of the issued and outstanding membership interests of AG LLC free and clear of any Liens other than Permitted Liens.

3.7     Financial Statements; SEC Filings.

(a)     The consolidated financial statements (including all related notes and schedules) of the Company as of and for the year ended December 31, 2015 included in the Company SEC Documents (the “Financial Statements”) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and AG LLC as of the date and for the period indicated in the Financial Statements in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b)     The books and accounts and other financial records of the Company and AG LLC have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and AG LLC have been properly recorded therein in all respects. The Company and AG LLC maintain a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company nor AG LLC has received from its independent auditors any oral or written notification of a (x) “significant deficiency” or (y) “material weakness” in its internal controls.

(c)     Schedule 3.7(c) sets forth, as of the date of this Agreement, all Indebtedness of the Company and AG LLC. There is no indebtedness between the Company and AG LLC.

(d)     The Company has filed all material forms, reports and other documents required to be filed by it with the SEC since November 11, 2011. Each Company SEC Document (together with those forms, reports and other documents filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments, collectively the “Company Required SEC Reports”) (i) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (ii) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e)     Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Required SEC Reports, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(f)     The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)     The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h)     As of the date hereof, there are no outstanding unresolved comments with respect to the Company or the Company Required SEC Reports noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, and to the knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC or (ii) inspections or audits of the Company’s financial statements by the Public Company Accounting Oversight Board.

3.8     Undisclosed Liabilities. Except as set forth on Schedule 3.8, neither the Company nor AG LLC has any Liabilities, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company and AG LLC, (c) disclosed in the Schedules, or (d) incurred in connection with the transactions contemplated hereby.

3.9     Litigation and Proceedings. Except as set forth on Schedule 3.9, since January 1, 2013, there have been no Actions, or, to the knowledge of the Company, threatened Actions or investigations before or by any Governmental Authority against the Company or AG LLC, in each case, the outcome of which, if adversely decided, would reasonably be expected to be materially adverse to the Company and AG LLC, taken as a whole, nor are there any material judgments, orders or decrees outstanding against the Company or AG LLC. Neither the Company nor AG LLC nor any property or asset of the Company or AG LLC is subject to any Governmental Order except as would not reasonably be expected to be materially adverse to the Company and AG LLC, taken as a whole. The Company has no claim or cause of action of any kind whatsoever against any Holder.

3.10   Compliance with Laws; Permits.

(a)     The Company and AG LLC are, and have been since January 1, 2013, in compliance in all material respects with all applicable material Laws, including all Gaming Laws. During the period beginning on January 1, 2013 and ending on the date hereof, neither the Company nor AG LLC have received written notice of any default or violation of any Gaming Laws applicable to the Company or AG LLC or by which any property or asset of the Company or AG LLC is bound. As of the date hereof, to the knowledge of the Company, no investigation by any Gaming Authority with respect to the Company or AG LLC is pending or threatened, except for routine post-licensing audits or reviews by Gaming Authorities in connection with renewals.

(b)     Except as set forth on Schedule 3.10(b), each of the Company and AG LLC , and, to the knowledge of the Company, each director, officer and key employee of the Company and AG LLC, has all Permits, including Gaming Licenses, (the “Material Permits”) that are required to own, lease or operate the properties, assets and business of the Company and AG LLC; provided, however, that this Section 3.10(b) shall not apply to Environmental Permits, which are addressed exclusively in Section 3.21. Except as set forth on Schedule 3.10(b), as of the date hereof (i) each Material Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or AG LLC, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation or termination of any Material Permit, and (iv) each of the Company and AG LLC is in material compliance with all Material Permits applicable to the Company or AG LLC.

(c)     To the knowledge of the Company, there are no facts which if known to any Gaming Authority which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of the Company’s or AG LLC’s Gaming Licenses. Neither the Company nor AG LLC has suffered a suspension, denial, non-renewal, material limitation or revocation of any Gaming License since January 1, 2013. The Company has made available to Acquiror true and correct copies of all Material Permits.

(d)     Schedule 3.10(d) sets forth a true, correct and complete list, as of the date hereof, of all of the Company’s and AG LLC’s Gaming Licenses.

This Section 3.10 contains the sole representations and warranties of the Company and AG LLC with respect to gaming matters, including with respect to Gaming Laws and Gaming Licenses.

3.11     Contracts; No Defaults.(a)     Schedule 3.11 contains a listing of all Contracts described in clauses (i) through (viii) below to which, as of the date of this Agreement, the Company or AG LLC is a party (each, a “Material Contract”):

(i)     each Contract which is reasonably expected to require aggregate payments by or to the Company or AG LLC of more than $250,000 in any one (1) year period after the date hereof;

(ii)     each Contract which may not be terminated by the Company or AG LLC within twelve (12) months from the date of this Agreement without the Company or AG LLC being obligated to pay any penalty, premium or additional payments in amounts greater than $250,000 in respect of such Contact;

(iii)     each Contract relating to the acquisition, sale or other disposition of any of the assets of the Company valued in excess of $250,000, other than in the ordinary course of business, entered into at any time on or after November 11, 2011;

(iv)     each Contract that imposes a Lien (other than Permitted Liens) on any of the assets of the Company or AG LLC;

(v)     each Affiliate Agreement;

(vi)     each Contract that grants to any Person the right to occupy (except pursuant to reservations made in the ordinary course of business) any portion of the Owned Real Property, except as addressed in Section 3.17(b);

(vii)     each Contract pursuant to which the Company or AG LLC has borrowed any money or incurred any Indebtedness from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or AG LLC) in principal amount in excess of $250,000;

(viii)     each Contract which (x) provides for the assignment or other transfer to or by the Company or AG LLC from or to any other Person, of any ownership interest in any material Company IP; (y) the Company or AG LLC grants to any Person a license to use any material Company IP (excluding non-exclusive licenses granted in ordinary course of business); and (z) any Person grants to the Company or AG LLC any Intellectual Property License that is material to the conduct of their respective businesses (excluding, in each foregoing case, Non-Negotiated Vendor Contracts);

(ix)     each Contract which provides for any, severance, retention, or change in control payments, or fees in connection with a change in control or termination of service in excess of $100,000, payable by the Company or AG LLC to any director, officer, employee or consultant of the Company or AG LLC;

(x)     each Contract restricting the conduct or operations of the business of the Company or AG LLC, by limiting the right of the Company or AG LLC to engage in or compete with any Person in any business, market, or geographical area;

(xi)     any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person; and

(xii)     any Contract related to the sale, lease, or use of gaming equipment which is reasonably expected to require aggregate payments by or to the Company or AG LLC of more than $20,000 in any one (1) year period after the date hereof (excluding purchase orders).

(b)     True, correct and complete copies of the Contracts listed on Schedule 3.11 of the date hereof have been delivered to or made available to Acquiror or its agents or representatives. Except as set forth on Schedule 3.11, (i) as of the date of this Agreement, all of the Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or AG LLC, as applicable, and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, (ii) neither the Company, AG LLC, nor, as of the date of this Agreement, to the knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (iii) as of the date of this Agreement, neither the Company nor AG LLC has received any written claim or notice of material breach of or material default under any such Contract, and (iv) as of the date of this Agreement, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or AG LLC party thereto (in each case, with or without notice or lapse of time or both).

3.12     Company Benefit Plans.

(a)     Schedule 3.12(a) sets forth a complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject to ERISA) and any other material plan, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, which are maintained, sponsored or contributed to by the Company or AG LLC, and under which the Company or AG LLC has any material obligation or liability (each a “Company Benefit Plan”).

(b)     With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror or its agents or representatives true, correct and complete copies of (i) each Company Benefit Plan and any trust agreement relating to such plan or with respect to any Company Benefit Plan that is not in writing, a written description of the material terms thereof, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan.

(c)     There is no Company Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides retiree or post-employment benefits to a current or former director, officer, employee or other service provider, other than (i) pursuant to Section 4980B of the Code or any similar state Law (“COBRA”), (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable employment agreement or severance agreement, plan or policy requiring the Company or AG LLC to pay or subsidize COBRA premiums for a terminated employee, (iv) coverage through the end of the calendar month in which a termination of employment occurs or (v) pursuant to an applicable employment agreement or severance agreement, plan or policy requiring the Company or AG LLC to pay or subsidize COBRA premiums for a terminated employee.

(d)     Each Company Benefit Plan has been administered in accordance with its terms and materially complies in form and in operation in all respects with applicable Laws (including ERISA and the Code). Except as would not reasonably be expected to result in a material liability, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP.

(e)     Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(f)     At no time has the Company or any ERISA Affiliate contributed to, been obligated to contribute to, or otherwise sponsored or participated in (i) any multiemployer pension plan (as defined in Section 3(37) of ERISA and Section 414(f) of the Code); (ii) any multiple employer plan (within the meaning of Sections 4063 and 4064 of ERISA and Section 413(c) of the Code); (iii) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or other pension plan, in each case, that is subject to Title IV of ERISA; or (iv) a Company Benefit Plan for the benefit of service providers who perform services outside of the United States.

(g)     There are no pending or, to the knowledge of the Company, threatened, material claims (other than routine claims for benefits) relating to any Company Benefit Plan. Except as would not reasonably be expected to result in material liability to the Company or AG LLC, with respect to the Company Benefit Plans, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(h)     Section 280G of the Code does not apply to the Merger. There is no written or unwritten agreement, plan, arrangement or other contractual obligation to which the Company or AG LLC is a party or by which the Company or AG LLC is bound to compensate any Person for excise Taxes paid pursuant to Section 4999 of the Code.

(i)     Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, except as would not reasonably be expected to result in material liability to the Company or AG LLC. There is no written or unwritten agreement, plan, arrangement or other contractual obligation to which the Company or AG LLC is a party or by which the Company or AG LLC is bound to compensate any Person for additional Taxes payable pursuant to Section 409A of the Code.

(j)     Except as set forth on Schedule 3.12(j), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement will result in the acceleration or creation of any rights of any person to payments or benefits or increases in any payments or benefits or any loan forgiveness.

3.13     Labor Matters.

(a)     Since April 1, 2013, neither the Company nor AG LLC is a party to any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other written agreements or understandings with any union, works council, trade union or other labor organization.

(b)     Except as set forth in Schedule 3.13(b), there has not been any material strike, lockout, picketing, sit-in, boycott, work stoppage or similar form of organized labor disruption at the Company or AG LLC, and no such activity is currently ongoing or, to the knowledge of the Company or AG LLC, threatened. In addition, to the Company and AG LLC’s knowledge, as of the date hereof, no material organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or AG LLC, and there are no material grievances currently pending against the Company or AG LLC nor are there any material unfair labor practice complaints pending, or, to the knowledge of the Company or AG LLC, threatened, against the Company or AG LLC before the National Labor Relations Board or any court, tribunal or other Governmental Authority.

(c)     Since April 1, 2013, except as set forth in Schedule 3.13(c), except where it would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, (i) the Company and AG LLC have been in compliance with all applicable Laws relating to labor or employment including, but not limited to, all applicable Laws relating to the payment of wages, reductions in force, equal employment opportunities, working conditions, employment discrimination, harassment, safety and health, overtime exemption designations, independent contractor designations, collective bargaining, leaves of absence, workers’ compensation, employment taxes and immigration, and (ii) neither the Company nor AG LLC has incurred any liability under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law.

(d)     The Company and AG LLC have provided to Acquiror accurate and complete copies of all employee handbooks and manuals, and employment policy statements applicable to Company and AG LLC employees as of the date hereof.

(e)     Except as set forth on Schedule 3.13(e), the employment of all employees of the Company and AG LLC is terminable at will without cost or liability to the Company and AG LLC and none of the employment agreements of any of the employees of the Company and AG LLC contain payments upon and as a result of termination of such agreements, except for amounts earned prior to the time of termination, and none of the contracts between the Company and AG LLC and any independent contractor and non-employee service provider contain required payments upon and as a result of the termination of such agreements, except for amounts earned prior to the time of termination of the contract. To the Company and AG LLC’s knowledge, no employee of the Company or AG LLC intends to terminate his or her employment.

(f)     The Company and AG LLC are in compliance with all applicable employee licensing requirements and have taken commercially reasonable measures to ensure that each Property Employee, independent contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(g)     In the 90 days prior to the date hereof and through the Closing Date, neither the Company nor AG LLC has implemented any plant closing or layoff of employees that would reasonably be expected to require notification under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation.

3.14     Taxes.

(a)     All Tax Returns relating to income Taxes and all other material Tax Returns required to be filed by or with respect to the Company or AG LLC have been properly prepared in accordance with applicable Law and timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects. At all times since formation, the Company has been validly treated as a partnership for U.S. federal income tax purposes and no election has been filed with the Internal Revenue Service or any other Taxing Authority with respect to the Company to treat the Company as an association for U.S. federal income tax purposes. At all times since formation, AG LLC has been treated as an entity disregarded from its owner for U.S. federal income tax purposes.

(b)     For all periods for which the statute of limitations period remains open, the Company and AG LLC have fully and timely paid all Taxes required to be shown as due and payable on any Tax Return that has been filed by or with respect to either of them, as well as all other material Taxes required to be paid by them (including where no Tax Return is required to be filed).

(c)     All Taxes required to be withheld by the Company and AG LLC have been timely withheld and, to the extent required, timely paid over to the appropriate Taxing Authority, and the Company is in material compliance with all reporting requirements with respect to such payments.

(d)     No deficiency for any material amount of Tax has been asserted or assessed by any Taxing Authority in writing against the Company, AG LLC or any of the assets of either (or, to the knowledge of the Company after reasonable inquiry, has any such deficiency been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and by appropriate proceedings and which are Taxes for which the Company or AG LLC has set aside adequate reserves in accordance with GAAP and (ii)  the knowledge of the Company after reasonable inquiry, no Taxing Authority has asserted that either the Company or AG LLC is subject to tax or required to file Tax returns in a jurisdiction in which it currently is not so subject or does not so file.

(e)     No member of the Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, and there are no extensions of the applicable statutes of limitations in effect for any Tax or any Tax period with respect to either the Company or AG LLC.

(f)     There are no Tax indemnification or Tax sharing agreements in effect under which the Company or AG LLC could be liable for Taxes of a Person that is neither the Company nor AG LLC, other than any such agreements included pursuant to customary provisions of commercial Contracts the primary subject of which is not Taxes.

(g)     Neither the Company nor AG LLC has entered into a “reportable transaction”, as defined in Treasury Regulations Section 1.6011-4, that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or AG LLC.

(h)     There are no Liens for Taxes on any of the assets of the Company or AG LLC, other than Permitted Liens.

(i)     The unpaid Taxes of the Company and AG LLC, whether or not currently due and owing, did not as of the month covered by the most recent balance sheet (included as part of the Financial Statements), exceed the reserve for current Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as set forth on the face of such balance sheet (and not in the notes thereto), and do not exceed the reserve as adjusted for the passage of time through the Closing Date.

Nothing in this Section 3.14 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any Tax asset or (ii) any Tax positions that Acquiror and its Affiliates (including the Company and AG LLC) may take in or in respect of a Tax period (or portion thereof) beginning on the Closing Date.

3.15     Brokers’ Fees. Except as set forth on Schedule 3.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, AG LLC or any of their Affiliates.

3.16     Insurance. Schedule 3.16 contains a list of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by the Company or AG LLC as of the date of this Agreement. True, correct and complete copies of such insurance policies have been delivered to or made available to Acquiror or its agents or representatives. With respect to each such insurance policy listed on Schedule 3.16: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor AG LLC is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, will constitute such a material breach or material default, or permit termination or modification, under the policy; (iii) to the knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date hereof, no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

3.17     Real Property; Assets.

(a)     With respect to the Owned Real Property:

(i)     The Company or AG LLC has good and marketable fee simple title, free and clear of all Liens other than Permitted Liens and is in lawful possession of the Owned Real Property.

(ii)     There are no outstanding options, rights of first refusal, rights of first offer, rights of reverter or other third party rights to purchase the Owned Real Property or any portion thereof or interest therein.

(iii)     Other than Company Leases, neither the Company nor AG LLC is a party to any Contract for the purchase, sale, exchange or transfer of any interest in the Owned Real Property.

(iv)     Neither the Company nor AG LLC has received any written notice of any condemnation proceedings or eminent domain proceedings pending or, to the knowledge of the Company, threatened against any Owned Real Property.

(v)     Neither the Company nor AG LLC has received any written notice of any material default under any covenant, easement or restriction affecting or encumbering any Owned Real Property or any portion thereof that remains outstanding and uncured as of the date hereof.

(vi)     The use of all buildings, structures, fixtures, fences, walls, paving, parking areas, driveways, walkways, plazas, landscaping, permanently affixed utility systems and other improvements existing, located on or attached to the Owned Real Property (collectively, the “Improvements”) is, and the Improvements themselves are, in substantial conformity with or excused from conformity with, all applicable zoning laws, and neither the Company nor AG LLC has received written notice of a violation thereof.

(vii)     Except for the assessment for the special improvement district, neither the Company nor AG LLC has received written notice of any currently proposed or pending assessment on the Owned Real Property for public improvements or otherwise.

(viii)     The Owned Real Property constitutes all of the real property owned by the Company or AG LLC or used in connection with the business of the Company or AG LLC.

(b)     The Company has delivered to or made available to Acquiror or its agents or representatives true and complete copies of all leases and other Contracts which affect the use or occupancy of any portion of the Owned Real Property, including all material amendments and modifications thereto (collectively, the “Company Leases”) and a current rent roll for the Company Leases (the “Rent Roll”). The Rent Roll sets forth the scheduled expiration date of each Company Lease, the amounts of all security deposits held by the Company or AG LLC in connection with the Company Leases and any arrearages in the payment of rent under the Company Leases, in each case as of the date of the Rent Roll.

(c)     With respect to the Company Leases:

(i)     Each Company Lease is in full force and effect and represents legal, valid and binding obligations of the Company or AG LLC, as applicable, and, to the knowledge of the Company, represents legal, valid and binding obligations of the other parties thereto.

(ii)     Neither the Company, AG LLC, nor, as of the date of this Agreement, to the knowledge of the Company, any tenant under a Company Lease is in material breach of or material default under a Company Lease.

(iii)     All rent and other sums and charges payable by the counterparties under the Company Leases to the Company and AG LLC as landlord are current and no portion of any rent has been paid for any period more than thirty (30) days in advance.

(iv)     Neither the Company nor AG LLC owes or will owe any brokerage commissions in respect of the Company Leases.

(v)     The tenants under the Company Leases have accepted possession of, and are in occupancy of, all of their respective demised premises and have commenced the payment of rent under the Company Leases, and to the Company’s knowledge, there are no offsets, claims or defenses to the enforcement thereof presently outstanding.

(vi)     The rent payable under each Company Lease is the amount of rent set forth therein, and, to the knowledge of the Company, there is no claim or basis for a claim by the tenant thereunder for an adjustment to such rent.

(vii)     No letter of credit has been delivered as a security deposit, or in lieu of a cash security deposit, under any Company Lease.

(viii)     There is no tenant improvement work remaining to be done under any Company Lease.

(ix)     There are no remaining rent concessions, tenant allowances or abatements with respect to any Company Lease.

(d)     Except for Permitted Liens, the Company and AG LLC have good and valid title to the assets of the Company and AG LLC reflected in the Financial Statements. The assets of the Company and AG LLC to be acquired by Acquiror pursuant to this Agreement constitute all material assets used or held for use by the Company and its Affiliates in the operation of the businesses of the Company and AG LLC as presently operated, except as would not, individually or in the aggregate, have a Material Adverse Effect.

3.18     Absence of Changes.

(a)     Since December 31, 2015, there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)     Except as set forth in the Schedules and in contemplation of or in connection with the transactions contemplated hereby, from December 31, 2015 through the date of this Agreement, the Company and AG LLC have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not occurred any change that has been or would reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and AG LLC, taken as a whole.

3.19     Affiliate Transactions. Schedule 3.19 sets forth a true, correct and complete list of all Contracts and other commitments, transactions or arrangements, whether or not entered into in the ordinary course of business (other than Incentive Unit grant agreements, severance letters and employment agreements, or agreements between the Company and AG LLC), to or by which the Company or AG LLC, on the one hand, and any officer, director or Affiliate of the Company or any family member or Affiliate of any of the foregoing Persons, on the other hand, is a party or is otherwise bound or the beneficiary of (each, an “Affiliate Agreement”). The Company has provided to Acquiror a true, correct and complete copy of each Affiliate Agreement.

3.20     Intellectual Property.

(a)     Schedule 3.20(a) sets forth a true and complete list as of the date of this Agreement of all applications and registrations for all Intellectual Property, in each case that is owned by the Company or AG LLC, including for each item listed, as applicable, the owner, the jurisdiction, the application number, the registration number, the filing date, the issuance/registration date, and for each domain name registration, the applicable registrar, the name of the registrant, and the expiration date for the registration (collectively, the “Registered Intellectual Property”). No Action is pending or, to knowledge of the Company, is threatened, that challenges the scope, validity, enforceability, registration, ownership or use of any Company IP. None of the Registered Intellectual Property material to the business of the Company or AG LLC is subject to any interference, derivation, reexamination (including ex part reexamination, inter partes reexamination, inter partes review, post grant review, cancellation, or opposition proceeding.

(b)     The Company or AG LLC is the sole and exclusive owner of all right, title and interest in and to the Owned IP, free and clear of all Liens (other than Permitted Liens). All Licensed IP material to the business of the Company or AG LLC is validly licensed to the Company and/or AG LLC and the Company and/or AG LLC will continue to have following Closing the valid and continuing rights (under such Contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Company and/or AG LLC. The Owned IP and the Licensed IP constitute all of the Intellectual Property necessary and sufficient to enable the business of the Company and/or AG LLC to be conducted as currently conducted in all material respects. The Company IP owned by or exclusively licensed to the Company and/or AG LLC is valid and enforceable.

(c)     To the knowledge of the Company, neither the conduct of the business of the Company or AG LLC as conducted now, nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering) has been or is (i)  infringing (or contributing or inducing infringement), misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating any Person’s Intellectual Property rights, or (ii) constituting unfair competition or trade practices under the Laws of any relevant jurisdiction.

(d)     Except as set forth on Schedule 3.20(d), the Company and/or AG LLC have not received any written (or, to the knowledge of Company, unwritten) notice from any Person (i) alleging any infringement, misappropriation, dilution, violation, or unauthorized use or disclosure of any Intellectual Property or unfair competition, or (ii) inviting the Company or AG LLC to take a license under any Intellectual Property. To the knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting, or violating any Company IP owned by or exclusively licensed to the Company and/or AG LLC, or Company Offering, except as would not reasonably be expected to be material to the Company and AG LLC, taken as a whole. There is no such claim pending or, to the Company’s knowledge, threatened, against any Person by the Company or AG LLC.

(e)     The Company and AG LLC take and have taken commercially reasonable measures, generally consistent with industry standards, to safeguard the Company’s and AG LLC’s Proprietary Information, as well as all Proprietary Information of any third Person with respect to which the Company and/or AG LLC have a confidentiality obligation. Each employee, consultant and contractor of the Company and/or AG LLC that has been involved in the development of any material Company IP has entered into an enforceable written non-disclosure and invention assignment Contract with the Company and/or AG LLC, as applicable, that effectively and validly assigns to the Company and/or AG LLC, as applicable, all Intellectual Property arising out of such employee, consultant or contractor’s employment or engagement with the Company and/or AG LLC, as applicable.

(f)     To the knowledge of the Company, neither the Company nor AG LLC is in violation of any Copyleft License applicable to any material Company Software.

(g)     Neither this Agreement nor the transactions contemplated hereby will result (i) in the loss or impairment of any right of the Company or AG LLC to own, use, practice or otherwise exploit any Intellectual Property, (ii) any of the Company, AG LLC, or the Acquiror (or any affiliate of Acquiror) granting to any Person any ownership interest in, or any license, covenant not to sue, assignment, immunity, release, authorization, permission or any other right, permission or other right under any Intellectual Property, or (iii) Acquiror or any of its Intellectual Property being encumbered by or subject to any restriction on the operation of its business, including but not limited to exclusive rights or non-competition restrictions.

(h)     Since January 1, 2013, (A) there has been no failure with respect to any Company IT Systems that has had a material effect on the operations of the Company and/or AG LLC and (B) there has been no unauthorized access to or use of any Company IT Systems (or any Software, information or data stored on any Company IT Systems) that compromised the confidentiality of Company IP or Proprietary Information, except in each case, as would not reasonably be expected to have a Material Adverse Effect.

3.21     Environmental Matters. Except as set forth on Schedule 3.21:

(a)     since January 1, 2013, the Company and AG LLC have been in material compliance with all Environmental Laws;

(b)     since January 1, 2013, each of the Company and AG LLC has had all Permits that are required pursuant to Environmental Laws for the occupation of the Owned Real Property and the operation of the business thereon (the “Environmental Permits”);

(c)     (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Environmental Permit has been received by the Company or AG LLC, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation or termination of any Environmental Permit, and (iv) each of the Company and AG LLC is in material compliance with all Environmental Permits applicable to the Company or AG LLC;

(d)     the Company has made available to Acquiror true and correct copies of all Environmental Permits;

(e)     since January 1, 2013, to the knowledge of the Company, there has been no release of any Hazardous Materials at, in, on or under any Owned Real Property except in compliance with Environmental Laws; and

(f)     (i) there are no Actions pending or, to the knowledge of the Company, threatened, against the Company or AG LLC that allege a material violation of, or responsibility under, any Environmental Law; (ii) neither the Company nor AG LLC is subject to any unresolved judgment, consent decree or judicial order relating to compliance with Environmental Laws (including any Permits issued pursuant thereto) or the investigation, sampling, monitoring, treatment, remediation, storage, removal or cleanup of Hazardous Materials.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.21 are the sole and exclusive representations and warranties with respect to the Company and AG LLC relating to environmental, health and safety matters, including matters arising under or relating to Environmental Laws or Hazardous Materials.

3.22     Export Controls, Trade Sanctions and Anti-Corruption.(a)     Since January 1, 2013, the Company and AG LLC have at all times complied with all statutory and regulatory requirements relating to export controls, trade sanctions and anti-corruption provisions under applicable Laws (including the Corrupt Practices Laws) except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)     To the knowledge of the Company, neither the Company, AG LLC or any of their respective Affiliates nor the Company’s, AG LLC’s or their respective Affiliates’ respective directors, officers or employees or their respective children, spouses or other close relatives (i) is a Proscribed Person or (ii) has, directly or indirectly, engaged in any Proscribed Act.

(c)     Neither the Company nor AG LLC has offered, paid, or promised to pay money, nor offered, given or promised to give anything of value to a Foreign Official or to any Person while knowing or being aware of the likelihood that any such money or thing of value will be offered, paid, given or promised, directly or indirectly, to any Foreign Official, for the purpose of:

(i)     influencing any act or decision of such Foreign Official or inducing such Foreign Official to affect or influence any act or decision of a government, or any agency or state-owned company;

(ii)     assisting the Company in obtaining or retaining business or directing business to the Company; or

(iii)     securing any improper advantage.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.22 are the sole and exclusive representations and warranties with respect to the Company and AG LLC relating to Corrupt Practices Laws, trade sanctions, anti-bribery Laws, export and import Laws and any other applicable international trade matters or regulations.

3.23     Privacy; Security.

(a)     The Company and AG LLC have written privacy and security policies that govern their collection, storage, use, disclosure and transfer of Personal Data and that comply in all material respects with applicable Laws. The Company and AG LLC have complied in all material respects with their privacy and security policies and applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, use, disclosure and transfer of Personal Data, including with respect to any Personal Data collected or processed by or on behalf of the Company or AG LLC by any third party. The Company and AG LLC have complied in all material respects with the PCI Standards, with respect to any payment card data collected or handled by or on behalf of the Company or AG LLC.

(b)     The Company and AG LLC have in place and have complied in all material respects with contractual requirements and privacy policies that are designed to protect (i) the security, confidentiality and integrity of transactions executed through the Company IT Systems, and (ii) the security, confidentiality and integrity of all Personal Data and other information that does not relate to individuals for which such Company and AG LLC have an obligation of confidentiality (“Other Confidential Information”). Without limiting the foregoing, the Company and AG LLC have implemented and monitor commercially reasonable administrative, technical and physical safeguards consistent with prevailing industry standards to protect Personal Data against loss, damage, and unauthorized access, acquisition, use, disclosure, modification, or other misuse. The Company and AG LLC have implemented business continuity, back up and disaster recovery technology and procedures to the extent commercially reasonable.

(c)     Since January 1, 2013, there has been no unauthorized or improper access to, acquisition, use, or disclosure of Personal Data or Other Confidential Information maintained by or on behalf of the Company or AG LLC that required the Company or AG LLC to provide notice to any Person or Governmental Authority pursuant to any applicable legal or contractual obligation of the Company. To the Company’s knowledge, no Person (including any Governmental Authority) has made any written claim or commenced any action with respect to unauthorized or improper access to, acquisition, use, or disclosure of Personal Data or Other Confidential Information maintained by or on behalf of the Company or AG LLC to any unauthorized third party.

(d)     The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated by this Agreement, comply with the Company’s and AG LLC’s applicable privacy policies.

3.24     Material Suppliers. Schedule 3.24 lists the five (5) largest suppliers to the Company and AG LLC (measured by total goods and services sold to the Company and AG LLC) for the year ended December 31, 2015. Since January 1, 2013 through the date hereof, no supplier listed on Schedule 3.24 has cancelled or otherwise terminated its relationship with the Company or AG LLC, or otherwise materially adversely changed the pricing or terms of any material contract. Since January 1, 2013 through the date hereof, to the Company’s knowledge, (a) no supplier listed on Schedule 3.24 has notified the Company or AG LLC that it intends to materially reduce the rate at which, or materially increase the price at which, it supplies products or services to the Company or AG LLC and (b) there are no material disputes pending or threatened between any supplier listed on Schedule 3.24 and the Company or AG LLC.

Article 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to the Company as of the date of this Agreement and as of the Closing Date as follows:

4.1       Corporate Organization. Acquiror has been duly organized and is validly existing as a corporation in good standing under the Laws of Nevada and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copy of the certificate of incorporation of Acquiror, previously delivered or made available by Acquiror to the Company or its agents or representatives, is true, correct and complete. Merger Sub has been duly organized and is validly existing as a limited liability company in good standing under the Laws of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copy of the certificate of formation of Merger Sub, previously delivered or made available by Acquiror to the Company or its agents or representatives, is true, correct and complete. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

4.2      Due Authorization. Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of Acquiror and Merger Sub, and no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Acquiror in its capacity as the sole shareholder of Merger Sub, which adoption will occur immediately following execution of this Agreement by Merger Sub). This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub and this Agreement constitutes a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.3       No Conflict. Except as set forth on Schedule 4.3 subject to the receipt of the consents, approvals, authorizations and other requirements set forth on Schedule 3.5 or Schedule 4.5, the execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of any applicable Law, the other organizational documents of Acquiror or any Subsidiary of Acquiror (including Merger Sub), or any agreement, indenture or other instrument to which Acquiror or any Subsidiary of Acquiror (including Merger Sub) is a party or by which Acquiror or any Subsidiary of Acquiror (including Merger Sub) may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiary of Acquiror (including Merger Sub) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

4.4       Litigation and Proceedings. There are no Actions, or, to the knowledge of Acquiror, investigations, pending before or by any Governmental Authority or, to the knowledge of Acquiror, threatened, against Acquiror or Merger Sub which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Acquiror or Merger Sub which could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

4.5       Governmental Authorities; Consents. Assuming the accuracy and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act as described on Schedule 3.5, (b) the Gaming Approvals described on Schedule 3.5, and (c) as otherwise disclosed on Schedule 4.5. To the knowledge of Acquiror, no fact or circumstance exists, including any possible other transaction pending or under consideration by Acquiror or any of its Affiliates, that (a) would reasonably be expected to prevent or delay, in any material respect, the filings, approvals, clearances, authorizations or expiration of any applicable waiting period required under the HSR Act or (b) would cause a Governmental Authority (including a Gaming Authority) to seek to decline to grant any Gaming Approval, or prohibit or materially delay consummation of the Merger.

4.6       Financial Ability. Acquiror has sufficient cash on hand or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement.

4.7       Ownership and Operations of Merger Sub. Acquiror owns of record and beneficially all outstanding membership interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and since the date of its organization, Merger Sub has not engaged in any activities other than as contemplated by this Agreement.

4.8       Brokers’ Fees. Except fees described on Schedule 4.8 (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

4.9       Solvency; Surviving Entity After the Merger. None of Acquiror or Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the Merger, at and immediately after the Effective Time, each of Acquiror and the Surviving Entity and its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

4.10     Licensability; Compliance with Gaming Laws.

(a)     None of Acquiror, Merger Sub, or their Affiliates or any of their respective current executive officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of Acquiror and Merger Sub for a Gaming Approval, or any holders of Acquiror’s common stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws and directors (the foregoing Persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming License, or an application for a Gaming License, by a Gaming Authority. Acquiror, Merger Sub and each of their respective Licensing Affiliates which is licensed or holds any Gaming License pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates or manages gaming facilities. Following consultation with Acquiror’s legal and regulatory advisors, to the knowledge of Acquiror, there are no facts which, if known to any Gaming Authority would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming License of any of the Licensed Parties, (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Merger or (iii) unreasonably delay approval of the transactions contemplated by this Agreement.

(b)     To the knowledge of Acquiror, each of the Licensed Parties, and each of the Licensed Parties’ officers, directors, partners, managers, members, principals, and Affiliates, holds all Gaming Licenses and all such permits as are necessary to conduct the business and operations of the Licensed Parties as currently conducted, each of which is in full force and effect (the “Acquiror Permits”), except for such permits not held or in full force and effect as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement, (ii) prevent or materially delay the ability to obtain the Gaming Approvals or (iii) materially adversely affect the ability of Acquiror or Merger Sub to perform their obligations under this Agreement, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Acquiror Permit that currently is in effect, the loss of which, either individually or in the aggregate, would reasonably be expected to (i) prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement, (ii) prevent or materially delay the ability to obtain the Gaming Approvals or (iii) materially adversely affect the ability of Acquiror or Merger Sub to perform their obligations under this Agreement. Each of the Licensed Parties and each of the Licensed Parties’ respective officers, directors, partners, managers, members, principals, and Affiliates is in compliance with the terms of the Acquiror Permits, except for such failures to comply which would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement, (ii) prevent or materially delay the ability to obtain the Gaming Approvals or (iii) materially adversely affect the ability of Acquiror or Merger Sub to perform their obligations under this Agreement. Neither Acquiror nor any of its Licensing Affiliates has received written notice with respect to any investigation or review by any Gaming Authority or other Governmental Authority of Acquiror or any of its Licensing Affiliates that is pending, and, to the knowledge of Acquiror, no investigation or review is threatened, other than those investigations and reviews the outcome of which would not reasonably be expected to (i) prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement, (ii) prevent or materially delay the ability to obtain the Gaming Approvals or (iii) materially adversely affect the ability of Acquiror or Merger Sub to perform their obligations under this Agreement.

(c)     No Licensed Party, and, to the knowledge of Acquiror, no Licensing Affiliate or Affiliate of any Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Authority under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $10,000 or more. To the knowledge of Acquiror, there are no facts which if known to any Gaming Authority would reasonably be expected to result in the revocation, limitation or suspension of a Gaming License or other material Acquiror Permit, finding of suitability, registration, or other permit or approval of the Licensed Parties, or any of their respective Licensing Affiliates, except for such revocations, limitations or suspensions which would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement, (ii) prevent or materially delay the ability to obtain the Gaming Approvals or (iii) materially adversely affect the ability of Acquiror or Merger Sub to perform their obligations under this Agreement. None of the Licensed Parties, and, to the knowledge of Acquiror, none of their respective Licensing Affiliates, has suffered a suspension, denial, non-renewal, limitation or revocation of any Acquiror Permit within the last five years.

Article 5
Covenants of the Company

5.1       Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 5.1, as required by Law, as required pursuant to any Material Contract, or as consented to by Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall, and shall cause AG LLC to, except as contemplated by this Agreement, (a) operate its business in the ordinary course and substantially in accordance with past practice and in material compliance with all applicable Laws, (b) use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of its key employees, consultants, material contractors, other non-employee service providers and preserve its relationships with key suppliers, distributors, licensors, licensees, and others having business dealings with them (other than customers) and (c) promptly notify Acquiror of any change outside the ordinary course of business of which the Company or AG LLC has knowledge that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 5.1, as required by Law, as required pursuant to any Material Contract, or as consented to by Acquiror (which consent (solely as it relates to Section 5.1(a), (d), (k), (m), (n), (o) and (r)) shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and the Company shall cause AG LLC not to, except as otherwise contemplated by this Agreement:

(a)     change or amend the Company Organizational Documents or the organizational documents of AG LLC, except as otherwise required by Law;

(b)     make or declare any dividend or distribution to the Holders;

(c)     sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, except in the ordinary course of business;

(d)     (i) except as otherwise required by Law or the terms of existing Company Benefit Plans, take any action with respect to the grant of any severance over $250,000 or termination pay over $250,000 which will become due and payable after the Closing Date; (ii) make any material change in the key management structure of the Company or AG LLC, including the hiring of additional officers or the termination of existing officers other than for cause or (iii) except (A) in the ordinary course of business and consistent with past practice, (B) to the extent required to permit payments of accrued but unpaid year-end bonuses or transaction bonuses on or prior to Closing, or (C) as otherwise required by Law, adopt, enter into or materially amend any Company Benefit Plan;

(e)     acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any company, corporation, partnership, association, joint venture or other business organization or division thereof;

(f)     make any material loans or material advances to any Person, except for advances to employees or officers of the Company or AG LLC for expenses incurred in the ordinary course of business;

(g)     make, change or revoke any Tax election; settle or compromise any Tax liability or Action with respect to Taxes, agree to the revaluation of any asset or amount of assets for Tax purposes, extend the statute of limitations for any Tax period, or grant any power of attorney for any Tax matter;

(h)     assign, transfer, license or sublicense, mortgage or encumber, abandon, permit to lapse, or otherwise dispose of, any material Intellectual Property owned by the Company or AG LLC, except Company IP in the ordinary course of business;

(i)     enter into any agreement that restricts the ability to engage or compete in any line of business in any respect material to the business of the Company and AG LLC, taken as a whole, market, or geographical area, or enter into any agreement that restricts the ability of the Company and AG LLC, taken as a whole, to enter into a new line of business;

(j)     enter into, renew or amend in any material respect any Affiliate Agreement;

(k)     settle or agree to settle any pending or threatened lawsuit or other dispute, other than (A) in the ordinary course of business and consistent with past practice or (B) a breach of this Agreement;

(l)     incur or guarantee any Indebtedness for borrowed money;

(m)     authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $250,000 or capital expenditures that are, in the aggregate, in excess of $1,000,000 that are inconsistent with the amounts and anticipated timing of capital expenditures set forth in the Company’s budget for the year ending December 31, 2016 that has been made available to Acquiror;

(n)     materially decrease the amount of any insurance coverage outside the ordinary course of business;

(o)     accelerate the payment of any receivables, provide discount to encourage the early payment of any receivables, or delay the payment of any payable in any case that are material in the aggregate;

(p)     adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or AG LLC (other than the Merger);

(q)     make any change in financial accounting methods or method of income Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and AG LLC, except insofar as may have been required by a change in GAAP or Law;

(r)     write up, write down or write off the book value of any of its material assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP;

(s)     enter into, materially amend, terminate, waive any provision of, or breach any Material Contract, other than (i) in order to comply with applicable Law or (ii) any termination at the expiration of its stated term;

(t)     incur any Liens (other than Permitted Liens) on any of its assets; or

(u)     enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1.

5.2       Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or AG LLC by third parties that may be in the Company’s or AG LLC’s possession from time to time, and except for (i) any information that is subject to attorney-client privilege or other privilege from disclosure, (ii) any information that the Company determines, in its sole discretion, is competitively sensitive, including marketing strategy information and the Company’s player loyalty program database and, and (iii) any information, which, if provided, would violate applicable Law or any Contract with any third party, the Company shall, and shall cause AG LLC to, afford to Acquiror and its accountants, counsel and other representatives, and brokers and insurance companies involved in the potential provision to Acquiror of representation and warranty insurance, reasonable access, with prior notice during normal business hours and subject to customary confidentiality undertakings, in such manner as to not interfere with the normal operation of the Company and AG LLC, to the Intralinks virtual data room established in connection with the transaction and all of their respective properties, books, contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and AG LLC, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and AG LLC as such representatives may reasonably request; provided, however, that Acquiror shall not be permitted to perform any environmental sampling at any Owned Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions; provided, further that the Company shall not be required to take or allow actions that would materially interfere with the Company or AG LLC’s operation of their respective businesses or otherwise result in any significant interference with the timely discharge by the employees of the Company or AG LLC of their duties. All information obtained by Acquiror, Merger Sub and their respective representatives under this Agreement shall be subject to the Confidentiality Agreement. In exercising its rights hereunder, each of Acquiror and Merger Sub shall (and shall cause each of their representatives to) conduct itself so as to not unreasonably interfere in the conduct of the business of the Company or AG LLC.

5.3       HSR Act and Regulatory Approvals.

(a)     In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause AG LLC to) comply promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and other Regulatory Consent Authorities as described on Schedule 3.5. The Company shall use reasonable best efforts to substantially comply with any Information or Document Requests.

(b)     Subject to (i) Acquiror’s general obligation pursuant to Section 6.1(d) to exercise its reasonable best efforts to secure such approvals, and (ii) Acquiror’s good faith consultation with the Company and its Representatives regarding the same, the Company shall permit Acquiror to direct the process and strategy for securing regulatory approvals as identified on Schedule 3.5 and Schedule 4.5 in any investigation or litigation by, or negotiations with, any Regulatory Consent Authority or other person relating to this Agreement. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or, to the extent reasonably practicable, discussions, with any Regulatory Consent Authority with respect to any proposed timing agreement, settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Acquiror. The Company shall use its reasonable best efforts to provide full and effective support of Acquiror in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Acquiror.

(c)     Each of the Company, Acquiror and Merger Sub shall promptly notify and inform the others of any communication concerning this Agreement or other transactions contemplated by this Agreement from any Governmental Authority, it being understood that correspondence, filings and communications received from any Governmental Authority shall be immediately provided to the others upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants. None of the Company, Acquiror or Merger Sub shall participate or agree to participate in any meeting or substantive discussion with any Governmental Authority relating to any filings or investigation concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the others and their Representatives in advance and invites the others Representatives to attend, subject in appropriate cases, to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Authority prohibits such attendance. Notwithstanding the foregoing, this Section 5.3(c) shall not apply to matters related to the Information Statement which shall be thereto shall be governed exclusively by Section 5.4.

(d)     Acquiror shall be solely responsible for and pay all filing fees payable to the Regulatory Consent Authorities described on Schedule 3.5 or Schedule 4.5 in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt any fees payable in connection with obtaining the Gaming Approvals.

5.4     Information Statement.

(a)     As promptly as reasonably practicable following the date of this Agreement (but in no event later than 15 Business Days following the Closing Date), the Company shall, with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Acquiror prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Merger and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”). Acquiror, Merger Sub and the Company will cooperate with each other in the preparation of the Information Statement. The Company agrees that the Information Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company shall as soon as reasonably practicable notify Acquiror and Merger Sub of the receipt of any comments from the SEC with respect to the Information Statement and any request by the SEC for any amendment to such Information Statement or for additional information. The Company, Acquiror and Merger Sub shall use their commercially reasonable efforts to resolve all SEC comments as promptly as practicable after receipt thereof.

(b)     Promptly after the Information Statement has been cleared by the SEC or after 10 calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to the Holders.

5.5       No Solicitation.

(a)     During the period commencing on the date hereof and ending upon the earlier of (x) the Effective Time and (y) the termination of this Agreement pursuant to its terms, neither the Company nor AG LLC shall, and each of them shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, seek, agree to or take any other action to facilitate or encourage knowingly, including, without limitation, by entering into a non-disclosure agreement with any Person other than Acquiror or its Affiliates, any inquiries or proposals regarding or reasonably expected to lead to an Acquisition Proposal, (ii) engage in negotiations or discussions with any Person other than Acquiror or its Representatives concerning any Acquisition Proposal, (iii) continue any prior discussions or negotiations with any Person other than Acquiror or its Representatives concerning any Acquisition Proposal, (iv) respond to any inquiry made, or furnish to any Person any information with respect to, or otherwise cooperate in any respect with, any effort or attempt by any Person to seek or enter into any Acquisition Proposal or (v) accept, or enter into any agreement concerning, any Acquisition Proposal with any Third Party, including, without limitation, any non-disclosure, confidentiality or other agreement of similar effect, or consummate any Acquisition Proposal; provided that the foregoing shall not preclude the Company, AG LLC and/or their Representatives from informing any Person of the obligations pursuant to this Section 5.5.

(b)     If either the Companies or AG LLC, or any of their respective Representatives receives an unsolicited written inquiry or offer, or is approached in any manner by a Person, relating to an Acquisition Proposal, the Company will within 24 hours, notify Acquiror of the same and the details thereof and the identity of the Person making the same.

5.6       Certain Real Estate Matters.

(a)     The Company shall, and shall cause AG LLC to, reasonably cooperate with Acquiror to attempt to obtain new owner’s policies of title insurance (ALTA 2006 form) for each parcel of Owned Real Property issued by the Title Insurer.

(b)     The Company shall, and shall cause AG LLC to, reasonably cooperate with Acquiror to attempt to obtain (at Acquiror’s election) (a) updated and recertified surveys with respect to the Owned Real Property (based on the existing surveys with respect to the Owned Real Property delivered or made available to Acquiror by the Company) or (b) new, certified ALTA surveys with respect to the Owned Real Property.

(c)     Prior to the Closing Date, the Company shall reasonably cooperate with Acquiror to obtain estoppel certificates from (i) tenants under the Company Leases and (ii) the City of North Las Vegas with respect to that certain Development Agreement between the City of North Las Vegas and North Valley Enterprises, LLC, dated January 16, 2002.

5.7       Company Benefit Plans. The Company shall terminate (a) each employment (or similar) agreement of any employee of the Company or AG LLC effective as of the Effective Time and (b) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code that includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (each a “Qualified Plan”) effective as of no later than the day immediately prior to the Closing Date. Prior to the Effective Time, the Company shall provide Acquiror with evidence that each Qualified Plan has been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Acquiror (which approval shall not be unreasonably withheld, conditioned or delayed).

5.8       Employee Information. Within ten (10) Business Days of the date hereof, the Company shall deliver to Acquiror a schedule that contains the following information in separate lists for all (a) employees of the Company, (b) employees of AG LLC, (c) independent contractors of the Company and AG LLC, and (d) non-employee service providers of the Company and AG LLC as of April 1, 2016: (i) name, job title or position, and date of hire; (ii) the base salary or current wages; (iii) the most recent bonus paid, if any; (iv) employment status (i.e., active or on leave or disability; full-time or part-time), (v) exempt or non-exempt designation; (vi) location of employment, (vii) incentive compensation, (viii) accrued but unused vacation, (ix) accrued but unused paid time off, (x) any immigration requirements, such as visas required for employment, (xi) the base salary or hourly wages in 2015; (xii) 2015 total compensation paid, (xiii) current non-cash compensation (e.g., use of cars, property), and (xiv) the name of the employing entity, as applicable.

Article 6
COVENANTS OF ACQUIROR

6.1       HSR Act; Regulatory Approvals; Gaming Approvals; Real Property Transfer.

(a)     In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and other Regulatory Consent Authorities as described on Schedule 3.5 and Schedule 4.5. Acquiror shall use its reasonable best efforts to substantially comply with any Information or Document Requests.

(b)     Without limiting the generality of Section 6.1(a), (i) Acquiror and Merger Sub shall, and shall cause their Affiliates and their respective directors, officers, partners, managers, members, principals and equity holders to, prepare and submit to the Regulatory Consent Authorities as described on Schedule 3.5 and Schedule 4.5 promptly but in no event later than fifteen (15) Business Days after the date hereof, all applications and supporting documents necessary to obtain the Gaming Approvals, (ii) Acquiror and Merger Sub shall promptly provide, or cause to be provided, to each and every Gaming Authority such information and documents that are necessary, proper or advisable to obtain the Gaming Approvals, and (iii) to the extent any Gaming Authority requests information or documentary materials from Acquiror or its Affiliates, including supporting, supplemental, or additional documentation from any Gaming Authority, then Acquiror shall in good faith provide, or cause to be provided, as promptly as practicable and after consultation with the Company, information and documentary material that are complete and responsive in all material respects to such request, except for any information that is subject to attorney-client privilege.

(c)     The Company shall prepare and submit to the City of North Las Vegas promptly but in no event later than fifteen (15) Business Days after the date hereof, a request for consent for transfer of the Owned Real Property from the City of North Las Vegas pursuant to that certain Development Agreement between the City of North Las Vegas and North Valley Enterprises, LLC, dated January 16, 2002, and in connection therewith, Acquiror and Merger Sub shall reasonably cooperate with the Company to obtain such approval, including promptly providing any supporting documents necessary to obtain such consent.

(d)     Acquiror shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, obtain the Gaming Approvals and obtain consent or clearance from the other Regulatory Consent Authorities as described on Schedule 3.5 and Schedule 4.5, and (ii) prevent the entry in any Action brought by a Regulatory Consent Authority as described on Schedule 3.5 and Schedule 4.5 or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. In addition, if any Action is instituted or threatened challenging the Merger as violating any U.S. or foreign antitrust or competition Law or Gaming Law or if any Governmental Order (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforce by any Governmental Authority that would make the Merger illegal or otherwise delay or prohibit the consummation of the Merger, Acquiror and its Affiliates and Subsidiaries shall use their respective reasonable best efforts to promptly take any and all actions to contest and defend any such Action to use their respective reasonable best efforts to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any such Governmental Order.

(e)     Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and shall use its reasonable best efforts to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and shall use its reasonable best efforts to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority described on Schedule 3.5 and Schedule 4.5 or the issuance of any Governmental Order (permanent or preliminary) that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including using its reasonable best efforts in (i) proffering, negotiating and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate (through the establishment of a trust or otherwise), of particular assets, categories of assets, properties or lines of business of the Company (following the Merger) or Acquiror or its Affiliates and promptly effecting the disposition, licensing or holding separate of assets or lines of business, (ii) terminating, modifying or assigning existing relationships, Contracts or obligations of Acquiror or its Subsidiaries or Affiliates or those relating to any assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Acquiror or its Subsidiaries or Affiliates or the assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement or (iv) otherwise taking or committing to take any other action that would limit Acquiror or its Subsidiaries and Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement, in the case of each of (i)-(iv), at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby as soon as practicable and, in any event, prior to the Termination Date. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Acquiror to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article 8 or the obligations under this Section 6.1.

(f)     In furtherance of, but not in limitation of Acquiror’s rights under Section 5.3(b), Acquiror shall promptly furnish to the Company copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(g)     Acquiror further agrees that prior to the Closing Date it and its Affiliates will not enter into any other Contract to acquire any other business, if any such proposed acquisition would prevent the consummation of the transactions contemplated hereby.

6.2     Director and Officer Indemnification and Insurance.

(a)     From and after the Effective Time, Acquiror agrees that it shall, and shall cause the Company and AG LLC, to indemnify and hold harmless each present and former director and officer of the Company and AG LLC against any costs or expenses (including attorneys’ fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or AG LLC, as the case may be, would have been permitted under applicable Law and its respective certificate of formation, operating agreement or other organizational documents and agreements in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, (i) Acquiror shall cause the Surviving Entity and each of its Subsidiaries (A) to maintain for a period of not less than six (6) years from the Effective Time provisions in its certification of formation, operating agreement and other organizational documents or agreements concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and AG LLC’s former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of formation, operating agreements and other organizational documents and agreements of the Company or AG LLC, as applicable, in each case, as of the date of this Agreement and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Acquiror agrees that (x) the covenants contained in this Section 6.2 are intended to be for the benefit of, and shall be enforceable by, each of the current and former directors and officers specified in this Section 6.2 and their respective heirs and (y) any indemnification and advancement of expenses available to any current or former director of the Company or AG LLC by virtue of such current or former director’s service as a partner or employee of any investment fund that is an Affiliate or equity owner of the Company prior to the Closing (any such current or former manager, a “Sponsor Manager”) shall be secondary to the indemnification and advancement of expenses to be provided by Acquiror, the Surviving Entity and its Subsidiaries pursuant to this Section 6.2 and that Acquiror, the Surviving Entity and its Subsidiaries (A) shall be the primary indemnitors of first resort for Sponsor Managers pursuant to this Section 6.2, (B) shall be fully responsible for the advancement of all expenses and the payment of all losses, damages and other costs and expenses (including attorneys’ fees and disbursements) with respect to Sponsor Managers which are addressed by this Section 6.2 and (C) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Manager with respect to any matter addressed by this Section 6.2. Acquiror shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 6.2.

(b)     In the event that the Company has not done so on a date that is five (5) Business Days prior the anticipated Closing Date, Acquiror shall cause the Surviving Entity to purchase, on or prior to the Closing purchase a directors’ and officers’ liability insurance policy covering a period of six (6) years from the Effective Time, those Persons who are currently covered by the Company’s or AG LLC’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore delivered to or made available to Acquiror or its agents or representatives) on terms at least as favorable as the terms of such current insurance coverage and which are reasonably satisfactory to the Company; provided, however, that (i) the Company, Acquiror or the Surviving Entity may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms at least as favorable as the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or any of the Transaction Documents or the transactions or actions contemplated hereby and thereby); provided, that the premium paid by the Company for such “tail” policy shall not exceed 300% of the current premium for the Company’s current directors’ and officers’ liability insurance policy, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.2 shall be continued in respect of such claim until the final disposition thereof.

(c)     Notwithstanding anything contained in this Agreement to the contrary, this Section 6.2 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Entity. In the event that Acquiror or the Surviving Entity or any of their respective successors or assigns, consolidates with or merges into any other Person and shall not be the continuing or surviving entity or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.2.

6.3     Employment Matters.

(a)     At any time prior to the Closing, Acquiror will have the right, but not the obligation, to interview or otherwise meet and/or discuss with the individuals employed by the Company or AG LLC that are (i) either (x) employed pursuant to an employment agreement with a member of the Company Group, or (y) among the Company Group’s 25 most highly compensated employees (based on aggregate cash compensation paid in 2015), and (ii) identified in a separate notice provided by Acquiror to the Company (the “Specified Employees”) during normal business hours and as otherwise requested by Acquiror. In connection therewith, the Company will, and will cause AG LLC to, reasonably cooperate with Acquiror to facilitate any such interview, meeting or discussion. The Company shall use its reasonable efforts to, effective as of the Closing, terminate the employment of, including terminating the employment agreement of, the individuals listed on one or more separate notices provided by Acquiror to the Company, which notices will be given not less than five (5) Business Days prior to the Closing (the “Identified Employees”). All of the liabilities, payments, costs and expenses associated with, or payable upon, the termination of the Identified Employees at or prior to the Closing, including any “change of control”, severance or other payment that is triggered by such termination or the consummation of the Merger or any of the transactions contemplated by this Agreement, shall constitute “Transaction Expenses”.

(b)     For a period of one (1) year following the Closing Date, Acquiror shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause the Surviving Entity to, maintain for employees who continue in the employ of Acquiror, the Surviving Entity or any of their Subsidiaries following the Closing Date (“Continuing Employees”), (i) annual rates of base salaries or wage levels and annual target cash incentive opportunities that are substantially comparable in all material respects to those provided to the Continuing Employees immediately prior to the Closing and (ii) employee benefits that are, in the aggregate, no less favorable than the greater of (i) those provided to similarly situated employees of Acquiror and (ii) those provided to the Continuing Employees immediately prior to the Closing. This Section 6.3 shall not limit the obligation of Acquiror to maintain any compensation arrangement or benefit plan that, pursuant to an existing contract, must be maintained for a period longer than one (1) year nor shall it limit or affect any payments to be made pursuant to any benefit plan or bonus plan (it being understood that all such payments shall be made in accordance with the terms thereof, without amendment or modification, following the Closing by the Company and/or AG LLC). No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit the Acquiror or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable Law.

(c)     From and after the Closing, the Acquiror shall give each Continuing Employee full credit for purposes of eligibility to participate, level of benefits, vesting and benefit accrual under any employee benefit plans, arrangements, and employment-related entitlements provided, sponsored, maintained or contributed to by Acquiror or any of its Subsidiaries for such Continuing Employee’s service with the Company or AG LLC, and with any predecessor employer, to the same extent recognized by the Company or AG LLC, except (i) to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, (ii) with respect to the extent permitted under applicable Law, Acquiror shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Acquiror that is under a defined benefit pension plan or retiree welfare benefit plan or (iii) with respect to any newly established plan for which prior service is not taken into account for employees of Acquiror.

(d)     Acquiror shall use its commercially reasonable efforts to (i) waive or cause to be waived for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Acquiror or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and AG LLC, and (ii)  to give or cause to be given full credit under the welfare plans of Acquiror and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

(e)     This Agreement is not intended by the parties to, and nothing in this Section 6.3 or otherwise in this Agreement, whether express or implied, shall, (i) constitute an amendment to any Company Benefit Plan, (ii) obligate Acquiror, the Company or any Subsidiary to maintain any particular compensation or benefit plan, program, policy or arrangement, (iii) create any obligation of the parties hereto with respect to any employee benefit plan of Acquiror or any Company, or (iv) confer on any Continuing Employee or any other Person (other than the parties to this Agreement) any rights or remedies (including third-party beneficiary rights)

6.4     Access to Books and Records.

(a)     From and after the Closing, in connection with any reasonable business purpose relating to the Holders’ ownership of Units or their, or any of their Affiliates’, status as a current or former officer, manager or equity holder of the Company or AG LLC, including preparation of governmental or regulatory reporting obligations, or the resolution of any claims made against or incurred by the Holders in respect of periods prior to the Closing, for a period of seven (7) years after the Closing, Acquiror shall cause the Surviving Entity and its Subsidiaries to (i) retain the books and records relating to the Surviving Entity and its Subsidiaries with respect to periods prior to the Closing in a manner reasonably consistent with the prior practice of the Company and AG LLC, and (ii) upon reasonable advance notice and subject to applicable Laws relating to the exchange of information (it being agreed that Acquiror shall cause the Surviving Entity and its Subsidiaries to make reasonable and appropriate substitute disclosure arrangements under circumstances in which such Laws apply), Acquiror and the Surviving Entity shall, and shall cause AG LLC to, afford to the Holders and their respective representatives, during normal business hours, reasonable access to the Surviving Entity’s and its Subsidiary’s books and records (as they existed on the Closing Date), provided, that such right shall not (a) apply to information that is proprietary or confidential to the Surviving Entity or is subject to an attorney-client privilege or (b) cause the Surviving Entity or any of its Subsidiaries to violate any applicable confidentiality obligations (it being agreed that at the Holder’s request, the Surviving Entity shall use commercially reasonable efforts to seek a waiver of such third party restriction and/or make reasonable and appropriate substitute disclosure arrangements).

(b)     Notwithstanding anything contained in this Agreement to the contrary, this Section 6.4 shall survive the consummation of the Merger for a period of seven (7) years after the Closing and shall be binding, jointly and severally, on all successors and assigns of Acquiror and the Surviving Entity. In the event that Acquiror or the Surviving Entity or any of their respective successors or assigns, consolidates with or merges into any other Person and shall not be the continuing or surviving entity or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.4.

(c)     Acquiror agrees that the covenants contained in this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Holders and their respective heirs, successors and assigns.

6.5     Payment of the Transaction Bonus Payments. Except as otherwise agreed in writing by the Company and the Acquiror prior to the Closing, at the Closing, Acquiror shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, all obligations in respect of the Transaction Bonus Payments.

Article 7
JOINT COVENANTS

7.1     Support of Transaction. Without limiting any covenant contained in Article 5 or Article 6, including the obligations of Acquiror with respect to the notifications, filings, reaffirmations and applications set forth on Schedule 4.5 as described in Section 6.1, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.1, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby (including the Gaming Approvals), (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Merger (including the Gaming Approvals), and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article 8 or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable and, in any event, prior to the Termination Date. Subject in all respects to the covenants contained in Article 5 and Article 6, in no event shall, Acquiror, the Company or AG LLC be obligated to bear any material expense or pay any material fee, or to grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or AG LLC is a party in connection with the consummation of the Merger.

7.2     Tax Matters.

(a)     The Parties agree to report the merger for U.S. federal income and other applicable Tax purposes consistent with Situation 2 in Revenue Ruling 99-6., 1999-1 CB 432, i.e., as the purchase by a single purchaser of all of the interests in an entity classified as a partnership at the time of its purchase. Accordingly, a final partnership tax return for the Company shall be prepared for the period January 1, 2016 through the date immediately preceding the Closing Date.

(b)     The Company shall prepare or cause to be prepared in a manner consistent with past practices (except where otherwise required by applicable Law), all Tax Returns of the Company and its Subsidiaries for all taxable years or periods ending on or before the Closing Date but which are required to be filed after the Closing Date (taking into account all applicable extensions of time for filing) and all Tax Returns with respect to any Straddle Period (“Acquiror Prepared Tax Returns”); Acquiror shall cause all such Acquiror Prepared Tax Returns to be delivered to the Tax Matters Member no later than thirty (30) days before the due date (after giving effect to any applicable extensions) of the applicable Acquiror Prepared Tax Return. Acquiror shall cause the Company to incorporate such comments provided in writing by the Tax Matters Member to Acquiror with respect to all Acquiror Prepared Tax Returns, to the extent such comments (i) are not inconsistent with this Agreement or past practice and, to the extent applicable, would not cause any return preparer to be unable to sign such return and (ii) would not materially and negatively impact the Company, AG LLC or Acquiror in any Post-Closing Period. Further, Acquiror agrees that in the event that the Company fails to incorporate any such comments for the reasons set forth in the preceding sentence and Tax Matters Member continues to dispute or disagree with the treatment or calculation of any amount or item on a Acquiror Prepared Tax Return (which dispute or disagreement is not resolved on the earlier of ten (10) Business Days of receipt by Acquiror of notice thereof and ten (10) Business Days prior to the due date (after giving effect to any applicable extensions) of the applicable Acquiror Prepared Tax Return), Acquiror shall cause the Company to retain PricewaterhouseCoopers LLP to review the applicable Acquiror Prepared Tax Return in dispute or the subject of the disagreement and prepare a revised Acquiror Prepared Tax Return reflecting its proposed resolution of the items the subject of such dispute or disagreement; provided, however, that in preparing such revised Acquiror Prepared Tax Return, (i) such firm shall be acting as an expert and not as an arbitrator and shall prepare such revised Acquiror Prepared Tax Return in accordance with this Agreement, (ii) such firm shall only address such items that remain the subject of such dispute or disagreement, and (iii) the firm may not assign a value to any item or other matter greater than the greatest value for such item or other matter claimed by either party or less than the smallest value for such item or other matter claimed by either party. The costs associated with such firm shall be borne by Acquiror and the Tax Matters Member (for the account of all the Holders) in proportion to the extent to which each did not prevail in such dispute.

(c)     Acquiror and the Tax Matters Member shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any Action regarding Taxes of, or with respect to, the Company or its Subsidiaries. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)     Acquiror shall promptly notify the Tax Matters Member in writing upon receipt by the Company or any of its Subsidiaries of a written notice of any claim relating to Taxes for any period prior to the Closing Date.

(e)     Acquiror and the Tax Matters Member agree that (i) any Company Transaction Expenses, (ii) any fees, expenses, premiums and penalties with respect to the prepayment of debt and the write-off or acceleration of the amortization of deferred financing costs, (iii) any accrued and unpaid year-end performance bonuses for employees of the Company and its Subsidiaries, (iv) the payment of the Transaction Bonus Payments, (v) any cancellation of outstanding options, restricted equity interests, or other equity or rights convertible into equity (including any “phantom” equity or comparable awards or arrangements), including the Incentive Units, any such options, restricted equity units, other equity or rights with respect to Units, (vi) payments made in connection with the settlement or resolution of any Action with respect to the Company and AG LLC to the extent (A) paid prior to the Closing or (B) to the extent not paid prior to the Closing, to the extent accrued or reflected on the Company’s balance sheet as of the Closing Date, and (vii) the payment of the Closing Date Indebtedness, including any components thereof (the items described in clauses (i) through (vii), “Specified Transaction Expenses”) are each properly allocable to the portion of the Closing Date preceding the Closing. The parties hereto agree that no ratable election shall be made with respect to the transactions contemplated in this Agreement.

(f)     Except as otherwise required by Law, Acquiror shall not, and shall cause the Company and its Subsidiaries not (i) to take any action on the Closing Date other than in the ordinary course of business or other than any action permitted hereunder, or (ii) amend any Tax Return of the Company or any of its Subsidiaries or make, change or revoke any Tax election, grant an extension of any applicable statute of limitations or take any action, fail to take any action, or enter into any transaction that would increase or effect any Pre-Closing Tax Liability.

(g)     For purposes of this Agreement, in the case of any Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period“), the portion of any Taxes that are payable for such Straddle Period and relate to the portion of such Straddle Period ending on the Closing Date shall (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any other Tax, such as income, sales or use Tax, be deemed equal to the amount which would be payable computed on closing of the books basis as if the relevant Tax period ended as of the close of business on the Closing Date.

(h)     Any Tax refund (including any interest actually received with respect thereto) of the Company or any of its Subsidiaries relating to taxable periods (or portions thereof) ending on or before the Closing Date that is received by the Acquiror or the Company or any of its Subsidiaries (a “Pre-Closing Tax Refund”) shall be the property of the Holders. Acquiror shall within ten (10) days after the receipt of any Pre-Closing Tax Refund pay to the Tax Matters Member (on behalf of the Pre-Closing Holders) the amount of such Pre-Closing Tax Refund. The parties agree that Pre-Closing Tax Refunds for the portion of a Straddle Period that ends on the Closing Date shall be determined using the methodologies set forth in Section 7.2(g) . For the avoidance of doubt, Acquiror shall have no affirmative obligation to pursue any potential Pre-Closing Tax Refund.

7.3     Changes in Circumstances. From the date of this Agreement until seven (7) Business Days prior to the Closing Date, the Company may from time to time, by written notice to the Acquiror, supplement or amend a Schedule with a corresponding reference to be added in this Agreement to disclose any material change to such Schedule, provided that (i) such material change would cause one or more of the conditions in Article 8 not to be satisfied, (ii) the matter or circumstance underlying such material change was not in existence in any respect prior to the date of this Agreement, (iii) neither the Company, AG LLC or any of their respective Representatives had any knowledge (nor should any of them reasonably have been expected to have any knowledge) of such matter or circumstance prior to the date of this Agreement (each, a “Schedule Supplement”), and each such Schedule Supplement shall be deemed to be incorporated into and to supplement and amend the Schedule as of the date of this Agreement and the Closing Date. If the matter which is the subject of the Schedule Supplement constitutes or relates to something that could provide Acquiror with a right to terminate this Agreement in accordance with its express terms and Acquiror does not elect to terminate this Agreement prior to the earlier of ten (10) Business Days of its receipt of such Schedule Supplement and the Termination Date, then Acquiror shall be deemed to have irrevocably waived any right to terminate this Agreement on account of such matter.

Article 8
CONDITIONS TO OBLIGATIONS

8.1     Conditions to Obligations of Acquiror, Merger Sub and the Company. The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)     All necessary permits, approvals, clearances, and consents of or filings with any Regulatory Consent Authorities required to be procured or made by Acquiror, Merger Sub and the Company in connection with the Merger and the transactions contemplated by this Agreement, in each case, as described on Schedule 8.1(a), shall have been procured or made, as applicable.

(b)     There shall not be in force (i) any Governmental Order or (ii) Law, statute, rule or regulation enjoining or prohibiting the consummation of the Merger.

(c)     The Information Statement shall have been filed with the SEC in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act and mailed to the Holders in accordance with Section 6.3(a) and Section 14C of the Exchange Act at least 20 Business Days prior to the Closing Date.

8.2     Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Acquiror and Merger Sub:

(a)     Representations and Warranties.

(i)     Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any “Material Adverse Effect” or similar materiality qualification therein), other than the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.6, Section 3.15 and Section 3.18(a), shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall have been true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)     Each of the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3 and Section 3.6 shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii)     The representations and warranties of the Company contained in Section 3.15 and Section 3.18(a) shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(b)     Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)     The Company shall have delivered to Acquiror a certificate signed by the chief executive officer or chief financial officer of the Company, dated the Closing Date, certifying that, to the knowledge of each such officer, in his or her capacity as an officer of the Company only and not individually, the conditions specified in Section 8.2(a) and Section 8.2(b) have been fulfilled.

(d)     The Company shall have delivered to Acquiror evidence reasonably satisfactory to Acquiror that each employment or other agreement relating to the employment of any employee of the Company or AG LLC has been terminated.

8.3     Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by the Company:

(a)     Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (without giving effect to any materiality qualification therein), other than the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3 and Section 4.8, shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall have been true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to materially adversely affect the ability of Acquiror to consummate the transactions contemplated by this Agreement in accordance with this Agreement.

(b)     Each of the representations and warranties of Acquiror and Merger Sub contained in Section 4.1, Section 4.2 and Section 4.3 shall be true and correct in all material respects as of Closing Date, as if made anew at and as of that time.

(c)     The representation and warranty of Acquiror and Merger Sub contained in Section 4.8 shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(d)     Each of the covenants of Acquiror and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects.

(e)     Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge of such officer, in his or her corporate capacity only and not individually, the conditions specified in Section 8.3(a), Section 8.3(b), Section 8.3(c) and Section 8.3(d) have been fulfilled.

8.4     Frustration of Closing Conditions. Neither Acquiror and Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by a breach or failure of Acquiror or Merger Sub, on the one hand, or the Company, on the other hand, to perform its or their obligations hereunder, including pursuant to Article 5, Article 6 and Article 7.

Article 9
Survival; Acknowledgments

9.1     Survival. The representations and warranties of the parties contained in this Agreement and the other Transaction Documents shall not survive the Closing and shall terminate and be of no further force or effect on and after the Closing. The covenants and agreements of the Company, Acquiror or Merger Sub herein or hereunder that are required to be performed by the Company, Acquiror, or Merger Sub, respectively, solely prior to the Closing shall not survive the Closing and shall terminate and be of no further force or effect on and after the Closing. The covenants and agreements herein or hereunder that are required to be performed by any Person after the Closing shall survive the Closing in accordance with their respective terms until performed at which time they shall terminate and be of no further force or effect. Following the Closing, no party or their respective equity holders, Affiliates or representatives shall have any liability or obligation with respect to, nor shall any party or their respective equity holders, Affiliates or representatives be liable or obligated to indemnify any party with respect to, any representations and warranties of the parties contained in this Agreement or any other Transaction Document, except with respect to fraud. Furthermore, each party acknowledges and agrees that no party nor any party’s respective Affiliates or representatives may avoid such limitation on liability or remedies by (a) seeking damages for breach of contract, tort or pursuant to any other theory of liability all of which are hereby waived or (b) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto), except with respect to fraud. The parties hereto agree that the provisions in this Agreement relating to the survival of representations, warranties, covenants and agreements and the limits imposed on the parties with respect to liabilities and indemnification and the parties’ rights and remedies with respect to this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Holders hereunder.

9.2     Acknowledgements.

(a)     Acquiror has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and AG LLC THE REPRESENTATIONS AND WARRANTIES OF the Company EXPRESSLY SET FORTH IN Article 3 CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE TO ACQUIROR OR ANY OTHER PERSON BY THE COMPANY (or any Holder PARTY) IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ACQUIROR UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ANY OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, THE ASSETS OR LIABILITIES OF the Company or AG LLC OR THE QUALITY, QUANTITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF the Company’s or AG LLC’ ASSETS OR ANY PART THEREOF ARE SPECIFICALLY DISCLAIMED BY the Company, AG LLC AND the Holder PARTIES AND SHALL NOT FORM THE BASIS OF ANY CLAIM AGAINST the company, AG LLC, any Holder PARTY, any other party, OR OTHERWISE, EXCEPT IN THE CASE OF FRAUD.

(b)     In connection with Acquiror’s investigation of the Company and AG LLC, Acquiror has received from or on behalf of the Company and AG LLC certain projections, including any confidential information memorandum or presentation or similar documentation or materials prepared by Houlihan Lokey Capital, Inc., any other information provided or prepared by or with assistance from Houlihan Lokey Capital, Inc. or any other financial advisor, accounting firm or other third party advisors used in the transactions, projected statements of operations and comprehensive income of the Company and AG LLC for the fiscal year ending December 31, 2016, and for subsequent fiscal years and periods, and certain business plans, budgets and similar information for such fiscal year and subsequent fiscal years and periods. Acquiror acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such estimates, projections, statements, forecasts, plans and budgets, (ii) Acquiror is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, statements, forecasts, plans and budgets so furnished to it or its representatives (including the reasonableness of the assumptions underlying such estimates, projections, statements, forecasts, plans, and budgets), (iii) none of the Company, AG LLC, or any Holder Party makes any representations or warranties whatsoever with respect to such estimates, projections, statements, forecasts, plans, and budgets (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, and budgets), and (iv) neither Acquiror nor any of Acquiror’s Affiliates or representatives shall have any claim against the Company, AG LLC or any Holder Party, or otherwise with respect thereto.

(c)     FROM AND AFTER THE CLOSING (EXCEPT FOR ACTIONS SEEKING SPECIFIC PERFORMANCE OR SIMILAR EQUITABLE RELIEF PURSUANT TO SECTION 11.14), each Party hereby waives ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST ANY HOLDER PARTY, ANY OTHER PARTY, OR ANY SUBSIDIARY OF ANY OTHER PARTY WITH RESPECT TO, REGARDING, RELATING TO OR ARISING FROM (INCLUDING ANY AND ALL Damages and Losses RELATED THERETO): (I) THE OPERATION OF the Company and AG LLC, ANY HOLDER PARTY, OR THEIR RESPECTIVE BUSINESSES, INCLUDING THE CONDUCT OF BUSINESS, THE OPERATIONS OF, THE OWNERSHIP OF, OR THE LEASING OF ANY PROPERTY BY the Company and AG LLC, any Holder PartY, ACQUIROR, OR ANY OF THEIR RESPECTIVE Affiliates, SUBSIDIARIES, REPRESENTATIVES, PREDECESSORS OR SUCCESSORS, (II) THIS AGREEMENT, THE TRANSACTION DOCUMENTS, AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER ARISING UNDER OR BASED UPON ANY LAW OR OTHERWISE (INCLUDING UNDER ANY GAMING LAW OR ENVIRONMENTAL LAW OR UNDER ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, Losses, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW), EXCEPT IN THE CASE OF FRAUD, AND (III) ENVIRONMENTAL MATTERS, INCLUDING THOSE RELATED TO (A) REMEDIATION, (B) THE ENVIRONMENTAL CONDITION OF any REAL PROPERTY of the Company and AG LLC (including the Owned Real Property), OR (C) THE RELEASE, PRESENCE, OR MANAGEMENT OF HAZARDOUS MATERIALS OR VIOLATIONS OF, OR LIABILITIES ARISING UNDER, ENVIRONMENTAL LAWS OR COMMON LAW (THE MATTERS DESCRIBED IN CLAUSES (I), (II), AND (III), THE “Covered Matters”). IN FURTHERANCE OF THE FOREGOING, each Party HEREBY (I) COVENANTS AND AGREES THAT IT SHALL NOT, DIRECTLY OR INDIRECTLY, ASSERT OR OTHERWISE BRING ANY CLAIM, CAUSE OF ACTION OR DEMAND, OR COMMENCE OR INSTITUTE OR CAUSE TO BE COMMENCED OR INSTITUTED, ANY ACTION OF ANY KIND OR NATURE WITH RESPECT TO, REGARDING, OR RELATING TO OR ARISING FROM (INCLUDING ANY AND ALL Damages and Losses RELATED THERETO) THE COVERED MATTERS, WHETHER ARISING UNDER OR BASED UPON ANY LAW OR OTHERWISE (INCLUDING UNDER ANY GAMING LAW OR ENVIRONMENTAL LAW OR UNDER ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, Losses, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW), AND (II) WAIVES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST ANY OTHER PARTY OR ANY SUBSIDIARIES, REPRESENTATIVES OR AFFILIATES OF SUCH PARTIES WITH RESPECT TO, REGARDING, OR RELATING TO OR ARISING FROM (INCLUDING ANY AND ALL DAMAGES or Losses RELATED THERETO) THE COVERED MATTERS, WHETHER ARISING UNDER OR BASED UPON ANY LAW OR OTHERWISE (INCLUDING UNDER ANY ENVIRONMENTAL LAW OR UNDER ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, Losses, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW).

Article 10
TERMINATION/EFFECTIVENESS

10.1   Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)     by mutual written consent of the Company and Acquiror;

(b)     prior to the Closing, by written notice to the Company from Acquiror if:

(i)     there is any material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.1, Section 8.2(a) or Section 8.2(b) would not be satisfied by the Termination Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to the earlier of the Business Day immediately preceding the Termination Date and thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period,

(ii)     the Closing has not occurred on or before the six (6) month anniversary of the date hereof; provided, however, that, if all of the conditions set forth in Article 8 have been satisfied or waived (to the extent legally permissible) by the applicable party on the day immediately preceding such six (6) month anniversary (other than the condition set forth in Section 8.1(a) and those conditions that by their nature are to be satisfied by actions taken at the Closing), such six (6) month period may be extended for an additional two (2) three (3) month periods in the sole discretion of either the Company or Acquiror upon written notice from the extending party to the other party (for an aggregate total of twelve (12) months from the date hereof) (such date, as may be extended, the “Termination Date”); provided, however, that the right to terminate this Agreement under this subsection (ii)  shall not be available to a party if such party is in material default or breach of this Agreement or if such party’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date,

(iii)     any applicable Regulatory Consent Authority shall have entered a final, non-appealable Governmental Order determining not to grant any permit, approval, clearance, or consent described on Schedule 8.1(a), or

(iv)     the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order or judgment of a court of competent jurisdiction; provided, however, that the right to terminate this Agreement under this subsection (iv) shall not be available to a party if such party is in material default or breach of this Agreement;

(c)     prior to the Closing, by written notice to Acquiror from the Company if:

(i)     there is any material breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 8.1, Section 8.3(a), Section 8.3(b), Section 8.3(c) or Section 8.3(d) would not be satisfied by the Termination Date (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror, then, for a period of up to the earlier of the Business Day immediately preceding the Termination Date and thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period,

(ii)     the Closing has not occurred on or before the Termination Date; provided, that the right to terminate this Agreement under this subsection (ii) shall not be available if the Company is in material default or breach of this Agreement or if the Company’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, or

(iii)     the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order or judgment of a court of competent jurisdiction; provided, however, that the right to terminate this Agreement under this subsection (iii) shall not be available to a party if such party is in material default or breach of this Agreement;

(d)     by the Company by giving written notice to Acquiror at any time prior to the Closing if (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has indicated in writing to Acquiror that all of the conditions set forth in Section 8.1 and Section 8.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or, in the event of a Willful Breach of Section 8.3(a), (b), (c) or (d), have been waived (if legally permitted) by the Company, (iii) the Company is ready, willing and able to consummate the Closing, and (iv) Acquiror fails to consummate the Closing when the Closing should have occurred pursuant to Section 2.3.

10.2     Effect of Termination.(a)     Except as otherwise set forth in this Section 10.2 or in Section 10.3, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any fraud or Willful Breach of this Agreement occurring prior to such termination. The provisions of Sections 10.2, 10.3, 11.4, 11.5, 11.6, 11.13, 11.15 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

(b)     In the event that this Agreement is terminated pursuant to Section 10.1, for a period of two (2) years from the date of such termination, neither Acquiror, Merger Sub nor any of their respective Affiliates shall, directly or indirectly, recruit, solicit, hire or retain any person who is an employee of the Company or any of its Affiliates, or induce, or attempt to induce, any such employee to terminate his or her employment with, or otherwise cease his or her relationship with, the Company or its Affiliates; provided, however, that the foregoing restriction shall not apply to any such employee (other than an officer) who (i) first contacts Acquiror or any of its Affiliates (or their respective representatives) on his or her own initiative without any direct or indirect solicitation by or encouragement from Acquiror or any of its Affiliates, (ii) responds to general solicitation employment advertising in the media not directed at the employees of the Company or any of its Affiliates, (iii) is recruited by an independent search firm that was not directed to target Company employees, or (iv) was terminated from employment at least two (2) months prior to any such solicitation, hiring or recruitment.

10.3     Termination Fee.

(a)     In the event that this Agreement is terminated (i) by the Company pursuant to Section 10.1(d), or (ii) by the Company or Acquiror (if such termination is permitted hereunder) and at the time of such termination all of the conditions set forth in Article 8 shall have been satisfied or waived (if legally permitted) by the appropriate party (other than those conditions that by their terms are to be satisfied at the Closing) except for the condition or conditions set forth in Section 8.1(a) relating solely to HSR Approval or Nevada Gaming Approvals in relation to the Merger or Section 8.1(b)(i) relating solely to a Governmental Order by the HSR Authorities or the Nevada Gaming Authorities (such occurrence relating solely to HSR Approval or Nevada Gaming Approvals, or relating solely to a Governmental Order by the HSR Authorities or the Nevada Gaming Authorities, a “Regulatory Failure”), then Acquiror shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay, or cause to be paid, to the Company or its designees the Termination Fee (an amount equal to $30,000,000) (the “Termination Fee”) by wire transfer of same day funds (it being understood that in no event shall Acquiror be required to pay the Termination Fee on more than one occasion). Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is a liquidated damage, and not a penalty.

(b)     Notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is terminated (x) by the Company pursuant to Section 10.1(d) or (y) pursuant to a Regulatory Failure, except in the case of fraud by Acquiror or Merger Sub, the payment of the Termination Fee by Acquiror pursuant to Section 10.3(a), when paid as required under this Agreement, and the payment of any amounts due pursuant to Section 10.3(c), when paid (if required under this Agreement), shall be the sole and exclusive remedy of the Company against (i) Acquiror or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Acquiror or Merger Sub or any Affiliates of either; and (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of any of the foregoing for any Loss or other liability of any kind under this Agreement or otherwise relating to the transactions contemplated by this Agreement, including as a result of the failure of the Merger to be consummated.

(c)     The parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If Acquiror fails promptly to pay the Termination Fee, and, in order to obtain such payment, the Company commences an action or proceeding that results in a judgment against Acquiror for the Termination Fee, Acquiror shall pay to the Company, together with the Termination Fee, (a) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the Closing Date and (b) any costs and expenses (including legal fees) incurred by the Company in connection with any such action or proceeding. If Acquiror fails to pay the Termination Fee in accordance with Section 10.3(a), then the Company’s termination of this Agreement shall, at the Company’s option, be revoked and become null and void ab initio and the Company may exercise any and all remedies (whether at law or equity) against the Acquiror, including by seeking specific performance in accordance with Section 11.14.

Article 11
MISCELLANEOUS

11.1     Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of managers, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.2     Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a)     If to Acquiror or Merger Sub, to:

Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, Nevada 89163
Attention: General Counsel
Fax: (702) 792-73335
E-mail: brianlarson@boydgaming.com

with copies to (which shall not constitute notice), to:

Morrison & Foerster LLP
425 Market Street
San Francisco, California 94115
Attention: Brandon Parris and Jeffrey Washenko
Fax: (415) 268-7522
E-mail: BParris@mofo.com and JWashenko@mofo.com

(b)     If to the Company, prior to the Closing, to:

ALST Casino Holdco, LLC

7300 Aliante Parkway

North Las Vegas, Nevada 89084

Attention:      Robert E. Schaffhauser, Chief Financial Officer

Fax:      (702) 692-7480

Email:     bschaffhauser@aliantegaming.com

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld, LLP

One Bryant Park

Bank of America Tower

New York, New York 10036-6745

Attention:      Daniel I. Fisher

Fax:      (212) 872-1002

Email:      dfisher@akingump.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.3     Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.4     Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the present and former officers and directors of the Company and AG LLC (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.2, or (ii) from and after the Effective Time the Holders Parties (and their successors, heirs and representatives) shall be intended third party beneficiaries of, and may enforce, Article 2 and Section 6.4, Section 9.2 and Section 11.16.

11.5     Expenses. Except as otherwise provided in this Agreement, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that Acquiror shall pay (i) all Transfer Taxes payable as a result of the Merger or the consummation of the transactions contemplated hereby and (ii) all of the fees paid to Regulatory Consent Authorities described on Schedule 3.5 and Schedule 4.5.

11.6     Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except that the Merger, solely to the extent required by the Laws of the State of Delaware, will be governed by the Laws of the State of Delaware.

11.7     Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8     Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply, provided that the application of the matter disclosed to such other section or schedule is reasonably apparent. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. The reference to or listing, description, disclosure or other inclusion of any item or other matter, including any charge, violation, breach, debt, obligation or liability, in the Schedules shall not be construed to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any contract, agreement, note, lease or otherwise.

11.9     Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and that certain Confidentiality Agreement dated as of February 11, 2016, between Acquiror and AG LLC (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

11.10   Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement pursuant to the Holder Approval shall not restrict the ability of the board of managers of the Company to terminate this Agreement in accordance with Section 10.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11   Publicity. The Company, on the one hand, and Acquiror, on the other hand, shall cooperate in good faith to agree on the form and content of the initial press release regarding the transactions contemplated by this Agreement. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall (i) prior to the Closing, except in the case that a party is required by the rules and regulations of the SEC (other than as it relates to the Information Statement, which shall be governed by Section 5.4) or any securities exchange on which such party’s securities are listed (in which case the party required to make the release or announcement will use its reasonable efforts to permit the other party to review such release or announcement prior to issuance, and consider, in good faith, any comments thereto provided by the other party), be subject to the prior written mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld, delayed or conditioned by any party, and (ii) following the Closing, be subject to the prior written approval of Acquiror, which approval shall not be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, for purposes of this Section 11.11, the Information Statement shall not be deemed to be a public communication and shall not be governed by this Section 11.11. All matters related to the Information Statement, including the preparation and filing thereof, as well as any communications regarding the Information Statement and any amendments thereto shall be governed exclusively by Section 5.4. Notwithstanding anything to the contrary herein, prior to the Closing, the Company or Acquiror may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls or in connection with a financing, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Company and Acquiror or made by one party and reviewed by the other and do not reveal non-public information regarding the transactions contemplated by this Agreement.

11.12   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.13    Jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the state and/or federal courts located in the City, County and State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.13.

11.14   Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties (and, where applicable, permitted third party beneficiaries of this Agreement) shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 10.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Acquiror would have entered into this Agreement; provided, however, that, notwithstanding anything in this Agreement to the contrary, this Section 11.14 (and the remedies available pursuant to this Section 11.14) shall not apply, the parties and any third party beneficiaries shall have no such entitlement, and Section 10.3 shall be the Company’s sole and exclusive remedy if this Agreement is properly terminated under circumstances where the Termination Fee is due hereunder, and Acquiror pays the Termination Fee as required hereby. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

11.15   Waiver of Conflicts. Acquiror, Merger Sub and the Company (on behalf of itself and AG LLC) agree that, notwithstanding any current or prior representation of the Company or AG LLC by Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), Akin Gump shall be allowed to represent any Holder or any of their respective Affiliates in any matters and/or disputes adverse to Acquiror, Merger Sub, the Company, the Surviving Entity, any Subsidiaries of Acquiror, the Surviving Entity or the Company, or any of their respective Affiliates that relates to this Agreement or any of the other Transaction Documents, or any of the transactions contemplated hereby or thereby (“Post-Closing Representation”), and Acquiror, Merger Sub, and the Company (on behalf of itself and AG LLC) hereby (a) waive any claim they have or may have that Akin Gump has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Acquiror, the Surviving Entity, any Subsidiaries of Acquiror or the Surviving Entity or any of their respective Affiliates (on the one hand) and any Holder or any of their respective Affiliates (on the other hand), Akin Gump may represent such Holder or such Affiliate in such dispute even though the interests of such Holder or such Affiliate may be directly adverse to Acquiror, the Surviving Entity, any Subsidiaries of Acquiror or the Surviving Entity or any of their respective Affiliates and even though Akin Gump may have represented the Company and AG LLC in a matter related to such dispute. Acquiror and the Company (on behalf of itself and AG LLC) also further agree that, as to all attorney-client privileged communications (that do not otherwise evidence or relate to fraud) between or among Akin Gump and the Company, any of the Subsidiaries of the Company, any Holder and/or any of their respective Affiliates that relate in any way to the negotiation, preparation, execution and Closing of this Agreement or any of the transactions contemplated by the Transaction Documents in connection with the Post-Closing Representation, the attorney-client privilege and the expectation of client confidence belongs to the Holder and may be controlled by the Holder and shall not pass to or be claimed by Acquiror, Merger Sub, the Surviving Entity, the Company or any Subsidiary or Affiliate of Acquiror, the Surviving Entity or the Company.

11.16   No Recourse. Notwithstanding any other provision of this Agreement to the contrary, but without limiting Article 9, each party hereto covenants, agrees and acknowledges that, except in the case of fraud, no recourse under this Agreement, any Transaction Document or any documents or instruments delivered in connection with this Agreement or any Transaction Document shall be had against any Holder’s, Acquiror’s, the Company’s or any of their respective Affiliates’ former, current or future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than the Holders, Acquiror, the Company, or any of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of the Holders, Acquiror, the Company or any of their respective Affiliates under this Agreement, any Transaction Document or any documents or instruments delivered in connection herewith or therewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 11.16 shall relieve or otherwise limit the liability of any Related Party for fraud or the Holders, Acquiror, the Company or any Affiliate, as such, for any breach or violation of its obligations under such agreements, documents or instruments. Following the Closing, except in the case of fraud, none of Acquiror, Merger Sub, the Surviving Entity or any of their respective Affiliates shall have any recourse against any Holder Party on account of this Agreement or any of the transaction contemplated herein.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BOYD GAMING CORPORATION

By:	/s/ Brian A. Larson
Name:	Brian A. Larson
Title:	Executive Vice President

BOYD TCII ACQUISITION, LLC

By:	/s/ Brian A. Larson
Name:	Brain A. Larson
Title:	Senior Vice President

Signature Page to Agreement and Plan of Merger

ALST CASINO HOLDCO, LLC

By:	/s/ Soohyung Kim
Name:	Soohyung Kim
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger